Calculation of Registration Fee

Title of Each Class of Securities Offered	Amount to be Registered	Proposed Maximum Offering Price per Note	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Floating Rate Notes due 2014	$550,000,000	100.000%	$550,000,000	$63,030.00
1.000% Notes due 2015	$750,000,000	99.877%	$749,077,500	$85,844.28
1.800% Notes due 2017	$1,000,000,000	99.790%	$997,900,000	$114,359.34
3.100% Notes due 2022	$1,200,000,000	99.889%	$1,198,668,000	$137,367.35
4.400% Notes due 2042	$500,000,000	99.192%	$495,960,000	$56,837.02
Total			$3,991,605,500	$457,437.99

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-175649

Explanatory Note: This Prospectus Supplement, dated September 10, 2012, filed pursuant to Rule 424(b)(2) promulgated under the Securities Act of 1933, as amended, is being filed solely to correct typographical errors on the front and back covers of the previously filed version of the Prospectus Supplement, dated September 10, 2012, where the aggregate principal amounts of each series of fixed rate notes (as defined below) were inadvertently omitted. Other than the correction of these typographical errors by including these amounts, no other changes or modifications have been made.

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 18, 2011)

$4,000,000,000

$550,000,000 Floating Rate Notes due 2014

$750,000,000 1.000% Notes due 2015

$1,000,000,000 1.800% Notes due 2017

$1,200,000,000 3.100% Notes due 2022

$500,000,000 4.400% Notes due 2042

This is an offering by Walgreen Co. of floating rate notes due 2014 (the “floating rate notes”), 1.000% notes due 2015 (the “notes due 2015”), 1.800% notes due 2017 (the “notes due 2017”), 3.100% notes due 2022 (the “notes due 2022”) and 4.400% notes due 2042 (the “notes due 2042”). The notes due 2015, the notes due 2017, the notes due 2022 and the notes due 2042 are collectively referred to as the “fixed rate notes.” The floating rate notes and the fixed rate notes are collectively referred to as the “notes.”

Interest on the floating rate notes will be paid quarterly in arrears on March 13, June 13, September 13 and December 13, beginning December 13, 2012. Interest on the notes due 2015 will be paid semi-annually in arrears on March 13 and September 13, beginning March 13, 2013. Interest on the notes due 2017, the notes due 2022 and the notes due 2042 will be paid semi-annually in arrears on March 15 and September 15, beginning March 15, 2013.

The floating rate notes will mature on March 13, 2014, the notes due 2015 will mature on March 13, 2015, the notes due 2017 will mature on September 15, 2017, the notes due 2022 will mature on September 15, 2022 and the notes due 2042 will mature on September 15, 2042. We may redeem the notes, at any time in whole or from time to time in part, at the redemption prices described in this prospectus supplement. If a change of control triggering event as described in this prospectus supplement occurs, unless we have exercised our option to redeem the notes, we will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the date of purchase.

The notes will be our unsecured senior debt obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The notes will be issued only in registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will not be convertible or exchangeable and are not subject to any sinking fund payments.

We do not intend to apply for listing of the notes on any securities exchange. Currently, there is no public market for the notes.

Investing in our notes involves risks that are described under “Risk Factors” beginning on page S-14 of this prospectus supplement and those described in Item 1A “Risk Factors” of our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Public offering price(1)	Underwriting discount	Proceeds, before expenses, to us
Per Floating Rate Note	100.000%	0.125%	99.875%
Per Note due 2015	99.877%	0.350%	99.527%
Per Note due 2017	99.790%	0.600%	99.190%
Per Note due 2022	99.889%	0.650%	99.239%
Per Note due 2042	99.192%	0.875%	98.317%
Total	$3,991,605,500	$21,487,500	$3,970,118,000

(1)	Plus accrued interest, if any, from September 13, 2012.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We expect that delivery of the notes will be made to investors in book-entry form through the facilities of The Depository Trust Company, Clearstream Banking, société anonyme, and Euroclear Bank, S.A./N.V., on or about September 13, 2012.

Joint Book-Running Managers

Goldman, Sachs & Co.	BofA Merrill Lynch

J.P. Morgan	Morgan Stanley	Wells Fargo Securities

Co-Managers

Mitsubishi UFJ Securities	Mizuho Securities	KKR
US Bancorp	The Williams Capital Group, L.P.

Prospectus Supplement dated September 10, 2012

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or additional information with respect to this offering. If any person provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should only assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front of the respective document, regardless of the time of delivery. Our business, properties, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is comprised of two parts. The first part is this prospectus supplement, which contains the terms of this offering of notes and other information. The second part is the accompanying prospectus dated July 18, 2011, which is part of our Registration Statement on Form S-3 (No. 333-175649) and contains more general information, some of which may not apply to this offering.

This prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in this prospectus supplement.

No person is authorized to give any information or to make any representation that is different from, or in addition to, those contained or incorporated by reference into this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained or incorporated by reference into this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or an invitation on our behalf or the underwriters or any of them, to subscribe to or purchase any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

In this prospectus supplement, unless otherwise stated or the context otherwise requires, references to (i) “Walgreens,” “we,” “us,” “our,” and “Company” refer to Walgreen Co. and its consolidated subsidiaries, which does not include Alliance Boots, and (ii) “Alliance Boots” refer to Alliance Boots GmbH and its consolidated subsidiaries. If we use a capitalized term in this prospectus supplement and do not define the term in this prospectus supplement, it is defined in the accompanying prospectus.

CAUTIONARY STATEMENTS RELATING TO FORWARD-LOOKING INFORMATION

This prospectus supplement, the accompanying prospectus, the documents incorporated by reference into this prospectus supplement and other reports and oral statements made from time to time by us may contain forward-looking information based on current expectations and plans that involve risks and uncertainties. For such statements, we claim the protection of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to vary materially from those indicated, including: risks that the transactions contemplated by the Purchase and Option Agreement described in this prospectus supplement, and related agreements, disrupt plans and operations of either Walgreens or Alliance Boots, our ability to realize anticipated synergies, our ability to achieve anticipated financial results, the amount of costs, fees, expenses and charges incurred by Walgreens and Alliance Boots related to the Alliance Boots transaction described in this prospectus supplement, the risks associated with international business operations, the risks associated with governance and control matters, whether the call option to acquire the remainder of the equity interest in Alliance Boots described in this prospectus supplement will be exercised and the financial ramifications thereof, changes in vendor, payer and customer relationships and terms, changes in network participation, and other factors described in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as amended, each of which is incorporated by reference into this prospectus supplement, and in other documents that we file or furnish with the Securities and Exchange Commission (the “SEC”). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this prospectus supplement, whether as a result of new information, future events, changes in assumptions or otherwise.

FINANCIAL PRESENTATION

Unless otherwise indicated, our financial information contained in this prospectus supplement has been prepared in accordance with generally accepted accounting principles in the United States (“GAAP” or “US GAAP”) applicable at the first day of the relevant financial period. Our fiscal years end on August 31 and are designated by the calendar year in which the fiscal year ends. References to our “year” are to our fiscal year, unless the context requires otherwise.

Unless otherwise indicated, Alliance Boots financial information contained in this prospectus supplement has been prepared in accordance with applicable International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). IFRS differs in certain significant respects from GAAP. For a discussion of certain significant differences between IFRS and GAAP, see “Unaudited Pro Forma Consolidated Financial Information.” Alliance Boots’ fiscal years end on March 31 and are designated by the calendar year in which the fiscal year ends. References to Alliance Boots’ “year” are to Alliance Boots’ fiscal year, unless the context requires otherwise. Alliance Boots’ historical financial information included herein includes the results of the minority interest in Galenica, Ltd., the Swiss healthcare group (“Galenica”) owned by Alliance Boots. Walgreens initial investment and the call option excludes this minority interest, which continues to be legally owned by

Alliance Boots for the benefit of Alliance Boots’ shareholders as of immediately prior to the closing of the first step transaction.

On August 2, 2012, we completed the initial investment contemplated by the Purchase and Option Agreement dated June 18, 2012, by and among Walgreens, Alliance Boots GmbH and AB Acquisitions Holdings Limited (the “Purchase and Option Agreement”), which resulted in our acquisition of 45% of the issued and outstanding share capital of Alliance Boots GmbH, in exchange for $4.025 billion in cash and 83,392,670 shares of Walgreens common stock (the “first step transaction”). The Purchase and Option Agreement also provides, among other things and subject to the satisfaction or waiver of specified conditions, that we will have the right, but not the obligation, to acquire the remaining 55% interest in Alliance Boots GmbH (the “call option”) in exchange for £3.133 billion in cash, payable in British pounds sterling, and 144,333,468 shares of Walgreens common stock, subject to certain specified adjustments (the “second step transaction”). The call option is exercisable by Walgreens, in its sole discretion, at any time during the period beginning February 2, 2015, or 30 months after the completion of the first step transaction, and ending on August 2, 2015, or the third anniversary after the completion of the first step transaction. When we use the term “pro forma,” we (i) for purposes of the unaudited pro forma consolidated statement of earnings contained herein, give effect to the first step transaction and related events as if such transaction had occurred on September 1, 2010 and (ii) for purposes of the unaudited pro forma consolidated balance sheet contained herein, give effect to the first step transaction and related events as if such transaction had occurred on May 31, 2012. When we use the term “pro forma,” we do not assume the exercise of the call option and accordingly do not give effect to the completion of the potential acquisition of the remaining 55% of Alliance Boots GmbH. See “Unaudited Pro Forma Consolidated Financial Information.”

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and this offering discussed elsewhere in this prospectus supplement, the accompanying prospectus or the documents that we have filed with the SEC that are incorporated herein by reference. It does not contain all of the information that is important to you in deciding whether to purchase the notes. You should read the entire prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are incorporated herein by reference, including the financial statements and notes thereto, prior to deciding whether to purchase the notes.

Walgreens Business

Walgreen Co., together with its subsidiaries, operates the largest drugstore chain in the United States with net sales of $72.2 billion in the fiscal year ended August 31, 2011. We provide our customers with convenient, multichannel access to consumer goods and services, and pharmacy, health and wellness services in communities across the United States. We offer our products and services through drugstores, as well as through mail, by telephone, and via the Internet. As of August 31, 2012, the company operated 7,930 drugstores in all 50 states, the District of Columbia and Puerto Rico.

We sell prescription and non-prescription drugs, as well as general merchandise, including household products, convenience foods, personal care, beauty care, candy, photofinishing and seasonal items. Our pharmacy services include retail, specialty, infusion, medical facility, long-term care and mail service, as well as respiratory services. These services help improve health outcomes and manage costs for payers including employers, managed care organizations, health systems, pharmacy benefit managers and the public sector. Our Take Care Health Systems subsidiary is a manager of worksite health centers and in-store convenient care clinics, with more than 700 locations throughout the United States.

Recent Developments.

•

Acquisition of Interest in Alliance Boots.    On August 2, 2012, we acquired a 45% equity interest in Alliance Boots GmbH, which we account for using the equity method of accounting. See “—Acquisition of Interest in Alliance Boots” below.

•

Express Scripts Pharmacy Network Agreement.    On July 19, 2012, Walgreens and Express Scripts, Inc. (“Express Scripts”) announced a multi-year pharmacy network agreement that includes rates and terms under which Walgreens will again participate in the broadest retail pharmacy network available to new and existing clients of Express Scripts, as of September 15, 2012.

•

USA Drug Transaction.    On July 5, 2012, we announced that we entered into an agreement to purchase a regional drugstore chain in the mid-South region of the United States from Stephen L. LaFrance Holdings, Inc. and members of the LaFrance family for $438 million in cash, subject to adjustment in certain circumstances (the “USA Drug transaction”). The USA Drug transaction includes 144 stores currently operated under the USA Drug, Super D Drug, May’s, Med-X and Drug Warehouse names located in Arkansas, Kansas, Mississippi, Missouri, New Jersey, Oklahoma and Tennessee. The USA Drug transaction also includes corporate offices, a distribution center located in Pine Bluff, Arkansas and a wholesale and private brand business. The USA Drug transaction is subject to customary closing conditions and is currently expected to close in September 2012.

•

August Sales Update.    On September 6, 2012, we announced that Walgreens had August 2012 sales of $5.9 billion, a decrease of 4.5% from $6.1 billion for the same month in fiscal 2011. We also announced that total sales for the fourth quarter of fiscal 2012, were $17.1 billion, down 4.9% from $18.0 billion in the fourth quarter of fiscal 2011, and total sales for fiscal 2012 were $71.6 billion, down 0.8% from $72.2 billion in fiscal 2011. The foregoing sales results are preliminary and have not been audited. Because we only recently completed our fourth fiscal quarter, financial statements for fiscal 2012 are not yet available. However, consistent with our previous public disclosures, Walgreens operating results for the fourth quarter of fiscal 2012 are expected to be affected by a number of factors, including the continued impact throughout the fourth quarter of our not being in the Express Scripts pharmacy provider network and the impact of the Alliance Boots first step transaction. The comparison of such results to operating results for the fourth quarter of fiscal 2011 will also be affected by the $434 million pre-tax gain from the sale of Walgreens Health Initiatives, Inc. realized by Walgreens in the fourth quarter of fiscal 2011. See “Cautionary Statements Relating To Forward-Looking Information.”

For more information concerning our business, see “The Business of Walgreens.”

Acquisition of Interest in Alliance Boots

On August 2, 2012, we completed the initial investment contemplated by the Purchase and Option Agreement, which resulted in our acquisition of 45% of the issued and outstanding share capital of Alliance Boots GmbH, in exchange for $4.025 billion in cash and 83,392,670 shares of Walgreens common stock. The Purchase and Option Agreement also provides, among other things and subject to the satisfaction or waiver of specified conditions, that we will have the right, but not the obligation, to acquire the remaining 55% interest in Alliance Boots GmbH in exchange for £3.133 billion in cash, payable in British pounds sterling, and 144,333,468 shares of Walgreens common stock, subject to certain specified adjustments. If Walgreens exercises the call option, in certain limited circumstances, Walgreens may be required to make the entire second step transaction payment in cash. The call option is exercisable by us, in our sole discretion, at any time during the period beginning February 2, 2015, or 30 months after the completion of the first step transaction, and ending on August 2, 2015, or the third anniversary after the completion of the first step transaction. In addition, in certain specified cases, if Walgreens does not exercise the call option, or Walgreens has exercised the call option but the second step transaction does not close, Walgreens may be required to return to the sellers an approximately 3% interest in Alliance Boots GmbH in exchange for a nominal amount. Walgreens initial investment and the call option excludes the Alliance Boots minority interest in Galenica. The Alliance Boots investment in Galenica continues to be legally owned by Alliance Boots for the benefit of Alliance Boots’ shareholders as of immediately prior to the closing of the first step transaction.

Walgreens financed the cash consideration paid to complete the first step transaction using available cash and $3 billion in borrowings under the unsecured 364-Day Bridge Term Loan Agreement, dated as of July 23, 2012, described in our Form 8-K filed with the SEC on July 26, 2012, which is incorporated by reference into this prospectus supplement (the “bridge term loan”).

Alliance Boots is an international, pharmacy-led health and beauty group delivering a range of products and services to customers. As of March 31, 2012, Alliance Boots and its associates and joint ventures had a presence in more than 25 countries and employed over 116,000 people. As of March 31, 2012, Alliance Boots and its associates and joint ventures had pharmacy-led health and beauty retail businesses in 11 countries and operated more than 3,330 health and beauty retail stores, of which just over 3,200 had a pharmacy. In addition, Alliance Boots and its associates and joint ventures had around 625 optical practices, of which around 185 operated on a franchise basis. Its pharmaceutical wholesale businesses supplied medicines, other healthcare products and related services to more than 170,000 pharmacies, doctors, health centers and hospitals from over 370 distributions centers in 21 countries.

For more information concerning the Alliance Boots business, see “The Business of Alliance Boots.”

Our principal executive offices are located at 108 Wilmot Road, Deerfield, Illinois 60015, and our telephone number is (847) 315-2500. Our Internet website address is www.walgreens.com. The information on or connected to our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus, and you should not consider them to be a part of this prospectus supplement or the accompanying prospectus.

Summary Consolidated Historical

and Unaudited Pro Forma Consolidated Financial Information

Walgreens

The following table sets forth a summary of our historical financial information and unaudited pro forma consolidated financial information as of, and for, the periods presented. Because the information below is a summary, you should read the following information in conjunction with the information contained under the caption “Risk Factors” in this prospectus supplement, as well as under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our financial statements and the notes thereto included in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus supplement.

Set forth below is our summary historical financial information for each of our fiscal years ended August 31, 2007, August 31, 2008, August 31, 2009, August 31, 2010 and August 31, 2011, and for the nine-month periods ended May 31, 2011 and May 31, 2012. We have derived the historical financial information for our 2009 year and for, and as of the end of, our 2010 and 2011 years from our audited consolidated financial statements contained in our Annual Report on Form 10-K for the year ended August 31, 2011, which is incorporated by reference in this prospectus supplement. We have derived the historical financial information for and as of the end of our nine-month periods ended May 31, 2011 and May 31, 2012 from our unaudited consolidated financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended May 31, 2012, which is incorporated by reference in this prospectus supplement. We have derived the historical financial information for, and as of the end of, our 2007 and 2008 fiscal years and as of the end of our 2009 fiscal year from our audited consolidated financial statements, which are not incorporated by reference in this prospectus supplement.

The summary unaudited pro forma consolidated financial information for the year ended August 31, 2011 and nine-months ended May 31, 2012, gives effect to the consummation of the first step transaction and certain related financing transactions, but does not reflect the issuance of the notes offered hereby or the use of any proceeds in connection therewith. The summary unaudited pro forma consolidated statement of earnings gives effect to these events as if they had occurred on September 1, 2010. The summary unaudited pro forma consolidated balance sheet gives effect to these events as if they had occurred on May 31, 2012. For additional details on the pro forma adjustments, please see “Unaudited Pro Forma Consolidated Financial Information.”

The summary unaudited pro forma consolidated financial information included below is derived from our historical financial statements and those of Alliance Boots and is based on certain assumptions that we believe to be reasonable, which are described in the section entitled “Unaudited Pro Forma Consolidated Financial Information” herein. We have not completed the final valuation analysis necessary to determine the fair market values of all of Alliance Boots’ assets and liabilities and the unaudited pro forma consolidated financial information does not include adjustments to reflect any matters not directly attributable to implementing the first step transaction. Once this valuation analysis is finalized, the estimate of the fair market value of assets acquired and liabilities assumed may be adjusted and those adjustments could be significant. Accordingly, the summary does not purport to represent what our results of operations or financial position actually would have been if the acquisition had occurred at any date, and such information does not purport to project the results of operations for any future period. Moreover, the unaudited pro forma consolidated financial information does not assume the exercise of the call option and accordingly does not give effect to the acquisition of the remaining 55% of Alliance Boots GmbH.

Summary Consolidated Historical Financial Data

Walgreen Co. and Subsidiaries

(Dollars in millions, except location amounts)

	Nine months ended May 31,		Fiscal year ended August 31,					Pro Forma
	2012	2011	2011	2010(1)	2009	2008	2007	Nine months ended May 31, 2012	Fiscal year ended August 31, 2011
Net sales	$54,560	$54,217	$72,184	$67,420	$63,335	$59,034	$53,762	$54,560	$72,184
Costs of sales(2)	39,053	38,794	51,692	48,444	45,722	42,391	38,518	39,053	51,692

Gross profit	15,507	15,423	20,492	18,976	17,613	16,643	15,244	15,507	20,492

Selling, general and administrative expenses(2)(3)	12,629	12,324	16,561	15,518	14,366	13,202	12,093	12,629	16,561

Equity income from Alliance Boots	-	-	-	-	-	-	-	326	268
Gain on sale of business(4)	-	-	(434)	-	-	-	-	-	(434)

Operating income	2,878	3,099	4,365	3,458	3,247	3,441	3,151	3,204	4,633
Interest expense (income), net	51	56	71	85	83	11	(38)	85	116

Earnings before income tax provision	2,827	3,043	4,294	3,373	3,164	3,430	3,189	3,119	4,517
Income tax provision(5)	1,053	1,121	1,580	1,282	1,158	1,273	1,148	1,105	1,617

Net earnings	$1,774	$1,922	$2,714	$2,091	$2,006	$2,157	$2,041	$2,014	$2,900

	As of May 31,		As of August 31,
	2012	2011	2011	2010(1)	2009	2008	2007	Pro Forma, as of May 31, 2012
Non-Current Liabilities
Long-term debt	$2,387	$2,384	$2,396	$2,389	$2,336	$1,337	$22	$2,387
Deferred income taxes	368	419	343	318	265	150	158	368
Other non-current liabilities	1,903	1,872	1,785	1,735	1,396	1,410	1,285	1,903
Assets and Equity
Total assets	$27,199	$27,316	$27,454	$26,275	$25,142	$22,410	$19,314	33,180
Shareholders’ equity	15,040	14,723	14,847	14,400	14,376	12,869	11,104	18,021
Locations
Period-end(6)	8,343	8,171	8,210	8,046	7,496	6,934	5,997

(1)	Includes results of Duane Reade operations since the April 9, 2010 acquisition date.
(2)	The nine months ended May 31, 2011 and fiscal 2011, 2010 and 2009 included Rewiring for Growth restructuring and restructuring-related charges of $25 million pre-tax, $16 million after tax, $45 million pre-tax, $28 million after tax, $106 million pre-tax, $67 million after tax and $252 million pre-tax, $160 million after tax, respectively. Charges included in cost of sales for the nine months ended May 31, 2011 and fiscal 2011, 2010 and 2009 were $2 million, $3 million, $40 million and $95 million, respectively. Selling, general and administrative expenses related to the Rewiring for Growth initiative for the nine months ended May 31, 2011 and for fiscal 2011, 2010 and 2009 were $23 million, $42 million, $66 million and $157 million, respectively. The nine months ended May 31, 2012 and May 31, 2011 and fiscal 2011, 2010 and 2009 included expenses related to Customer Centric Retailing store conversions of $15 million, $33 million, $84 million, $45 million and $5 million, respectively, all of which were included in selling, general and administrative expenses.
(3)	Fiscal 2008 included a positive adjustment of $79 million pre-tax, $50 million after tax, relating to an adjustment of the Company’s vacation liability.
(4)	In fiscal 2011, the Company sold its pharmacy benefit management business, Walgreens Health Initiatives, Inc., to Catalyst Health Solutions, Inc. and recorded a pre-tax gain of $434 million, $273 million after tax.
(5)	Fiscal 2010 included a deferred tax charge of $43 million related to the repeal of a tax benefit for the Medicare Part D subsidy for retiree benefits.
(6)	Locations include drugstores, worksite health and wellness centers, infusion and respiratory services facilities, specialty pharmacies and mail service facilities.

Alliance Boots

Unless otherwise indicated, Alliance Boots’ financial information contained in this prospectus supplement has been prepared in accordance with applicable IFRS. IFRS differs in certain significant respects from GAAP. Alliance Boots’ historical financial information included below includes the results of the minority interest in Galenica owned by Alliance Boots. Walgreens initial investment and the call option excludes this minority interest, which continues to be legally owned by Alliance Boots for the benefit of Alliance Boots’ shareholders as of immediately prior to the closing of the first step transaction. For additional details, see “Unaudited Pro Forma Consolidated Financial Information.”

Because the information below is a summary, you should read the following information in conjunction with the audited consolidated financial statements of Alliance Boots for the years ended March 31, 2010, March 31, 2011 and March 31, 2012, and the notes relating thereto, contained in our Form 8-K/A filed with the SEC on September 10, 2012, which are incorporated by reference in this prospectus supplement.

Summary of Consolidated Historical Financial Data

Alliance Boots GmbH

(British pounds sterling in millions, presented in IFRS)

	Fiscal year ended March 31,
	2012	2011	2010
Revenue	£23,009	£19,428	£16,911
Profit from operations	1,094	1,065	757
Profit before tax	660	676	461
Profit for the year from continuing operations	629	655	596
Profit for the year	£572	£615	£604

Attributable to:
Equity shareholders of Alliance Boots GmbH	£550	£595	£608
Non controlling interests	22	20	(4)

	£572	£615	£604

	As of March 31,
	2012	2011
Non-Current Liabilities
Borrowings	£7,641	£8,274
Deferred tax liabilities	1,085	1,109

Assets and Equity
Total assets	19,352	20,254
Total equity	5,701	5,124

The Offering

Issuer	Walgreen Co.

Securities Offered by Us	$550,000,000 of floating rate notes due 2014

$750,000,000 of 1.000% notes due 2015

$1,000,000,000 of 1.800% notes due 2017

$1,200,000,000 of 3.100% notes due 2022

$500,000,000 of 4.400% notes due 2042

Maturity	The floating rate notes will mature on March 13, 2014, the notes due 2015 will mature on March 13, 2015, the notes due 2017 will mature on September 15, 2017, the notes due 2022 will mature on September 15, 2022 and the notes due 2042 will mature on September 15, 2042.

Interest	Interest on the floating rate notes will accrue from September 13, 2012 at the rate equal to the three-month U.S. dollar LIBOR as determined at the beginning of each quarterly period, plus 0.500%. Interest on the floating rate notes will be payable quarterly in arrears on March 13, June 13, September 13 and December 13, beginning December 13, 2012.

Interest on the fixed rate notes will accrue from September 13, 2012 at the rate of 1.000% per year, in the case of the notes due 2015, 1.800% per year, in the case of the notes due 2017, 3.100% per year, in the case of the notes due 2022 and 4.400% per year, in the case of the notes due 2042. Interest on the notes due 2015 will be paid semi-annually in arrears on March 13 and September 13, beginning March 13, 2013. Interest on the notes due 2017, the notes due 2022 and the notes due 2042 will be paid semi-annually in arrears on March 15 and September 15, beginning March 15, 2013.

Optional Redemption	We may redeem the fixed rate notes at our option, at any time in whole, or from time to time in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes being redeemed; and

•

the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below in “Description of the Notes—Optional Redemption”), plus 12 basis points for the notes due 2015, 20 basis points for the notes due 2017, 22 basis points for the notes due 2022 and 25 basis points for the notes due 2042.

We will also pay the accrued and unpaid interest on the notes to the redemption date.

Repurchase at the Option of Holders Upon a Change of Control Triggering Event	If we experience a “change of control triggering event” (as defined in this prospectus supplement), we will be required, unless we have exercised our right to redeem the notes, to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, on the notes repurchased to the date of repurchase.

Ranking	The notes will be our unsecured senior debt obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.

Use of Proceeds	The proceeds from this offering to be received by us will be used (a) to repay in full our borrowings under the bridge term loan, plus fees and related expenses and (b) for general corporate purposes, including the USA Drug transaction. See “Use of Proceeds.”

Further Issues	We may from time to time, without the consent of existing noteholders of any series of notes, create and issue further notes having the same terms and conditions as any series of notes in all respects, except for issue date, issue price and the first payment of interest thereon. Any such additional notes issued in this manner will be consolidated with and will form a single series with the previously outstanding notes of the applicable series.

Denomination and Form	We will issue the notes in the form of one or more fully registered global notes registered in the name of a nominee of The Depository Trust Company (“DTC”). Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Clearstream Banking, société anonyme and Euroclear Bank, S.A./ N.V., as operator of the Euroclear System, will hold interests on behalf of their participants through their respective U.S. depositaries, which in turn will hold such interests in accounts as participants of DTC. Except in the limited circumstances described in this prospectus supplement, owners of beneficial interests in the notes will not be entitled to have notes registered in their names, will not receive or be entitled to receive notes in definitive form and will not be considered holders of notes under the indenture. The notes will be issued only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

No Prior Market	The notes will be new securities for which there is currently no market. Although certain of the underwriters have informed us that they intend to make a market in the notes, they are not obligated to do so and they may discontinue market-making activities at any time without notice. We cannot assure you that a liquid market for the notes will develop or be maintained.

Risk Factors	Investing in the notes involves substantial risks. You should carefully consider the risk factors set forth under the caption “Risk Factors” and the other information in this prospectus supplement and the documents incorporated by reference prior to making an investment decision.

Trustee	Wells Fargo Bank, National Association.

Governing Law	The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to applicable principles of conflicts of laws to the extent that the application of the law of another jurisdiction would be required thereby.

Conflicts of Interest	Affiliates of certain of the underwriters are lenders and/or agents under the bridge term loan. A conflict of interest may arise if any one affiliate receives more than 5% of the proceeds from this offering. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated will each receive, and other underwriters may receive, more than 5% of the proceeds from this offering. See “Use of Proceeds” and “Conflicts of Interest.” This offering will be made in compliance with the requirements of the Financial Industry Regulatory Authority Rule 5121. Because the notes offered hereby will be rated investment grade, pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary.

RISK FACTORS

You should carefully consider the following risk factors, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making an investment decision. These risks are not the only risks that we face in our business, in respect of the Alliance Boots transaction and/or in connection with this offering. Our business, financial condition and results of operations, the success of the Alliance Boots transaction and/or the notes offered hereby could also be affected by additional factors that are not presently known to us or that we currently do not consider to be material.

Risks Relating to Our Business and the Alliance Boots Transaction

For a discussion of the risks related to our business and industries, as well as the initial acquisition of 45% of Alliance Boots GmbH and other related transactions involving Alliance Boots, you should carefully consider the risks, uncertainties and assumptions discussed under “Part I—Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended August 31, 2011 and “Part II—Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended May 31, 2012, as amended, and in other documents that we subsequently file with the SEC that update, supplement or supersede such information, all of which are incorporated by reference into this prospectus supplement. See “Where You Can Find More Information.”

Risks Relating to the Notes

The following risks relate specifically to this offering of the notes. There may be additional risks that are not presently known to us or that we currently do not consider to be material. There are also risks within the economy, the industry and the capital markets that affect us, this offering and/or the notes, which have not been described below.

We have outstanding debt, and we will incur significant costs related to the Alliance Boots transactions and in connection with the financing thereof; our debt will increase if we incur additional debt in the future and do not retire existing debt, including if we decide to complete the second step transaction.

We have outstanding debt and other financial obligations and significant unused borrowing capacity. As of August 31, 2012, we had approximately $5.3 billion of outstanding indebtedness, including short-term borrowing and including $3 billion of outstanding indebtedness under the bridge term loan, which we plan to repay in full with a portion of the net proceeds of this offering of the notes as described in “Use of Proceeds” and excluding the discount recognized on issuance and fair value adjustments. See also “Unaudited Pro Forma Consolidated Financial Information” and “Capitalization” regarding our debt outstanding on a pro forma basis as of May 31, 2012. In addition, if we exercise the call option and consummate the second step transaction, we are likely to incur significant additional debt in connection with the financing thereof and the assumption of the Alliance Boots debt then outstanding. Our debt level and related debt service obligations could have negative consequences, including:

•

requiring us to dedicate significant cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds we have available for other purposes, such as capital expenditures, acquisitions or dividends to shareholders;

•	reducing our flexibility in planning for or reacting to changes in our business and market conditions; and

•	exposing us to interest rate risk since a portion of our debt obligations are at variable rates.

We may incur or assume significantly more debt in the future, including, but not limited to, in connection with the second step transaction. If we add new debt and do not retire existing debt, the risks described above could increase.

Our long-term debt obligations include covenants that may adversely affect our ability to incur certain secured indebtedness or engage in certain types of sale and leaseback transactions. Our ability to comply with these restrictions and covenants may be affected by events beyond our control. If we breach any of these restrictions or covenants and do not obtain a waiver from the lenders, then, subject to applicable cure periods, our outstanding indebtedness could be declared immediately due and payable. Alliance Boots GmbH and its subsidiaries are not subsidiaries of Walgreens and therefore are not subject to these restrictions and covenants.

The indenture does not restrict the amount of additional debt that we may incur.

The notes and indenture pursuant to which the notes will be issued do not place any limitation on the amount of unsecured debt that we or our subsidiaries may incur. Our incurrence of additional debt may have important consequences for you as a holder of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes, a loss in the trading value of your notes, if any, and a risk that the credit rating of the notes is lowered or withdrawn.

The notes are subject to prior claims of any of our secured creditors.

The notes are our unsecured general obligations, ranking equally with other unsecured and unsubordinated debt but below any secured debt to the extent of the value of the assets constituting the security. The indenture governing the notes permits us and our subsidiaries to incur secured debt under specified circumstances, and the amounts incurred could be substantial. If we incur any debt secured by our assets or assets of our subsidiaries, these assets will be subject to the prior claims of our secured creditors.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, our pledged assets would be available to satisfy obligations of the secured debt before any payment could be made on the notes. To the extent that such assets cannot satisfy in full our secured debt, the holders of such debt would have a claim for any shortfall that would rank equally in right of payment with the notes. In that case, we may not have sufficient assets remaining to pay amounts due on any or all of the notes.

The notes are effectively subordinated to the existing and future liabilities of our subsidiaries and the liabilities and commitments of Alliance Boots.

Our equity interest in our subsidiaries is subordinate to any debt and other liabilities and commitments of our subsidiaries to the extent of the value of the assets of such subsidiaries, whether or not secured. In addition, our equity interest in Alliance Boots GmbH is structurally subordinated to any debt and other liabilities and commitments of Alliance Boots. As of March 31, 2012, Alliance Boots had £7.8 billion of total borrowings outstanding.

The notes will not be guaranteed by our subsidiaries and we may not have direct access to the assets of our subsidiaries unless these assets are transferred to us by dividend or otherwise. The ability of our subsidiaries to pay dividends or otherwise transfer assets to us is subject to various restrictions under applicable law. Our right to receive assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors.

In addition, even if we are a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any debt of our subsidiaries senior to that held by us. Similarly, the notes will not be guaranteed by Alliance Boots GmbH and its subsidiaries, and Alliance Boots GmbH has no affirmative obligation to transfer assets or pay dividends (and is restricted by agreements governing its indebtedness from transferring assets or paying dividends) to us.

Our credit ratings may not reflect all risks of your investment in the notes.

The credit ratings assigned to the notes are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agencies, if, in such rating agency’s judgment, circumstances so warrant. If we elect to exercise the call option and complete the second step transaction, our credit ratings could change in light of the substantial additional debt that would likely need to be incurred and/or assumed in connection with such transaction.

Agency credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.

An active trading market may not develop for the notes.

The notes are new issues of securities with no established trading market. We do not intend to apply for listing of the notes on a national securities exchange. Certain of the underwriters have advised us that they presently intend to make a market in the notes as permitted by applicable law. However, the underwriters are not obligated to make a market in the notes and may cease their market-making activities at any time at their discretion without notice. In addition, the liquidity of the trading market in the notes and the market price quoted for the notes may be adversely affected by changes in the overall market for securities and by changes in the financial performance or prospects of our company or companies in our industry. As a result, no assurance can be given (i) that an active trading market will develop or be maintained for the notes, (ii) as to the liquidity of any market that does develop or (iii) as to your ability to sell any notes you may own or the price at which you may be able to sell your notes.

We may not be able to repurchase the notes upon a change of control.

Unless we exercise our right to redeem the notes, upon a change of control triggering event, we will be required to make an offer to each holder of the notes to repurchase all or any part of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. A “change of control triggering event” will occur when there is (i) a change of control involving us and (ii) within a specified period in relation to the change of control, the notes are downgraded by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services and are rated below an investment grade rating by both of these rating agencies. If we experience a change of control triggering event, there can be no assurance that we would have sufficient financial resources available at such time to satisfy our obligations to repurchase the notes. Our failure to purchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could have material adverse consequences for us and the holders of the notes. See “Description of the Notes—Change of Control.”

USE OF PROCEEDS

We expect the net proceeds to us from this offering will be approximately $3.96 billion (after deducting underwriting discounts and our estimated offering expenses). We intend to use approximately $3 billion of such net proceeds to repay in full our borrowings under the bridge term loan and to pay related fees and expenses. The interest rate on the borrowings to be repaid is approximately 1.5%, and the bridge term loan will mature on August 1, 2013. The borrowings under the bridge term loan were used to finance a portion of the cash consideration payable upon the closing on August 2, 2012 of our initial investment in Alliance Boots. See “Prospectus Supplement Summary—Acquisition of Interest in Alliance Boots.” The remainder of such net proceeds will be used for general corporate purposes, including the USA Drug transaction.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the last five fiscal years and for the nine months ended May 31, 2012 is set forth below. For the purpose of computing these ratios, “earnings” consist of earnings before income tax provision, interest and the portions of rentals representative of the interest factor. “Fixed charges” consist of interest expense (which includes amortization of debt expenses), capitalized interest and the portions of rentals representative of the interest factor.

	Nine months ended	Fiscal years ended August 31,
	May 31, 2012	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges	4.06	4.54	4.06	4.16	5.05	5.33

The table below sets forth our pro forma combined ratio of consolidated earnings to fixed charges for the year ended August 31, 2011 and for the nine-months ended May 31, 2012. In the case of the row entitled “Pro forma combined ratio of consolidated earnings to fixed charges,” please see “Unaudited Pro Forma Consolidated Financial Information” for a description of the pro forma adjustments. The row entitled “Pro forma combined ratio of consolidated earnings to fixed charges giving effect to the issuance of notes offered hereby and repayment of bridge term loan” reflects further adjustments to additionally reflect the issuance of the notes offered hereby and the application of a portion of the net proceeds to repay the bridge term loan. See “Unaudited Pro Forma Consolidated Financial Information” and “Use of Proceeds.”

	Nine months ended	Fiscal year ended
	May 31, 2012	August 31, 2011
Pro forma combined ratio of consolidated earnings to fixed charges(1)	3.92	4.38
Pro forma combined ratio of consolidated earnings to fixed charges giving effect to the issuance of the notes offered hereby and repayment of the bridge term loan(1)	3.79	4.23

(1)	Pursuant to Item 503 of Regulation S-K, earnings reflected in the pro forma ratios do not include adjustments for income or loss from equity investees, including Alliance Boots GmbH.

CAPITALIZATION

The following table sets forth our capitalization as of May 31, 2012 on an actual and pro forma basis. In the case of the column entitled “Pro Forma,” please see “Unaudited Pro Forma Consolidated Financial Information” for a description of the pro forma adjustments. The column entitled “Adjusted Pro Forma” reflects further adjustments to additionally reflect the issuance of the notes offered hereby and the application of a portion of the proceeds, net of underwriting discounts and estimated offering expenses, to repay the bridge term loan. See “Unaudited Pro Forma Consolidated Financial Information” and “Use of Proceeds.” You should also read the financial statements incorporated by reference in this prospectus supplement.

	As of May 31, 2012 (dollars in millions)
	Actual	Pro Forma	Adjusted Pro Forma
Cash	$1,995	$970	$1,935

Total debt(1)
4.875% unsecured notes due 2013 net of $1 million unamortized discount	1,299	1,299	1,299
5.250% unsecured notes due 2019 net of $4 million unamortized discount	996	996	996
Loans assumed through the purchase of land, buildings and equipment(2)	52	52	52
Bridge term loan	-	3,000	-
Floating rate notes due March 13, 2014 offered hereby	-	-	550
1.000% notes due March 13, 2015 offered hereby, net of $1 million discount	-	-	749
1.800% notes due September 15, 2017 offered hereby, net of $2 million discount	-	-	998
3.100% senior notes due September 15, 2022 offered hereby, net of $1 million discount	-	-	1,199
4.400% senior notes due September 15, 2042 offered hereby, net of $4 million discount	-	-	496

	2,347	5,347	6,339

Minority interest	-	-	-

Shareholder’s equity(3)	15,040	18,021	18,021

Total capitalization	$17,387	$23,368	$24,360

(1)	Total debt includes $9 million of short term debt. Total debt excludes $48 million of interest rate fair market value adjustments
(2)	Various interest rates from 5.00% to 8.75%; various maturities from 2015 to 2035
(3)	Reflects the increase in common stock paid in capital resulting from the issuance of 2.8 million new shares and the issuance of 80.6 million shares from treasury stock

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Unaudited Pro Forma Consolidated Financial Statements

The following unaudited pro forma consolidated financial statements and related notes present the historical consolidated balance sheet and statements of earnings of the Company adjusted to reflect the first step transaction and certain related financing transactions (collectively referred to as the “Transaction”). The pro forma adjustments related to the Transaction include:

•	the consideration paid in the first step transaction, which includes both the 45% investment in Alliance Boots GmbH (“Alliance Boots”) and the call option;

•	the impact of preliminary fair value adjustments to the underlying assets and liabilities of Alliance Boots;

•

the conversion of the Alliance Boots financial information from the applicable International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) to the generally accepted accounting principles in the United States (“US GAAP”) and the translation of British pounds sterling to US dollars;

•	the impact of the bridge term loan used to fund the first step transaction; and

•

the removal of results of Galenica Ltd. (“Galenica”) and related amounts from the Alliance Boots historical financial statements; the Company’s initial investment and the call option excludes Alliance Boots’ interest in Galenica, and the Company will not have any risks and rewards associated with, nor share in the profits of Galenica.

The pro forma adjustments related to the Transaction do not reflect the offering of long-term debt financing or the use of any proceeds in connection therewith (including, without limitation, repayment of the bridge term loan). Moreover, the unaudited pro forma consolidated financial information does not assume the exercise of the call option and accordingly does not give effect to the acquisition of the remaining 55% of Alliance Boots.

The unaudited pro forma consolidated balance sheet gives effect to the Transaction as if it had occurred on May 31, 2012. The unaudited pro forma consolidated statements of earnings for the nine months ended May 31, 2012 and for the year ended August 31, 2011, give effect to the Transaction as if it had occurred on September 1, 2010, the first day of the Company’s 2011 fiscal year.

The unaudited pro forma consolidated financial information included herein is derived from the Company’s historical financial statements and those of Alliance Boots and is based on certain assumptions that we believe to be reasonable, which are described in the notes below. We have not completed a final valuation analysis necessary to determine the fair market values of all of Alliance Boots’ assets and liabilities or the allocation of our purchase price between the investment and the call option. As described in note 3 below, the unaudited pro forma consolidated financial information includes a preliminary allocation of the purchase price to reflect the fair value of those assets and liabilities.

The Company’s fiscal year ends on August 31 and the Alliance Boots fiscal year ends on March 31. As the fiscal years differ by more than 93 days, financial information for Alliance Boots for the twelve month period ended September 30, 2011 and the nine months ended June 30, 2012 has been used in preparation of the pro forma financial statements. The Alliance Boots financial information for the twelve month period ended September 30, 2011 was derived by adding the unaudited consolidated income statement of Alliance Boots for the six month period ended September 30, 2011 to the audited consolidated income statement of Alliance Boots for the year ended March 31, 2011 and deducting the unaudited consolidated income statement of Alliance Boots for the six months ended September 30,

Unaudited Pro Forma Consolidated Financial Statements

2010. The Alliance Boots financial information for the nine months ended June 30, 2012 was derived by adding the unaudited consolidated income statement of Alliance Boots for the three months ended June 30, 2012 to the audited consolidated income statement of Alliance Boots for the year ended March 31, 2012 and deducting the unaudited consolidated income statement of Alliance Boots for the six months ended September 30, 2011.

The unaudited pro forma consolidated statement of earnings for the nine months ended May 31, 2012, includes the unaudited consolidated statement of earnings of the Company for the nine months ended May 31, 2012, as adjusted to include the equity in earnings of Alliance Boots for the nine months ended June 30, 2012 and the impacts of the Transaction. The unaudited pro forma consolidated statement of earnings for the fiscal year ended August 31, 2011, includes the audited consolidated statement of earnings of the Company for the year ended August 31, 2011, as adjusted to include equity in earnings of Alliance Boots for the twelve months ended September 30, 2011 and the impacts of the Transaction.

The historical financial information of Alliance Boots was prepared in accordance with IFRS as issued by the IASB and prepared in British pounds sterling. The unaudited pro forma financial statements include adjustments to convert the financial statements of Alliance Boots from IFRS to US GAAP and to translate the British pounds sterling amounts into US dollars.

The unaudited pro forma consolidated financial statements reflect adjustments to give effect to pro forma events that are (1) directly attributable to the Transaction, (2) factually supportable, and (3) with respect to the statements of earnings, expected to have a continuing impact on the combined results. The unaudited pro forma consolidated financial information should be read in conjunction with the accompanying notes to the unaudited pro forma consolidated financial statements. In addition, the unaudited pro forma financial statements and notes thereto should be read in conjunction with (1) the Company’s audited consolidated financial statements for the year ended August 31, 2011, the Company’s unaudited consolidated financial statements for the nine months ended May 31, 2012, and the notes relating thereto, the discussion under “Part II—Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended August 31, 2011 and the discussion under “Part I—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2012, as amended, each incorporated by reference into this prospectus, and (2) the audited consolidated financial statements of Alliance Boots for the years ended March 31, 2012, March 31, 2011 and March 31, 2010, and the notes relating thereto, contained in the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2012, as amended by the Company’s Form 8-K/A filed with the SEC on September 10, 2012, each incorporated by reference into this prospectus.

The unaudited pro forma consolidated financial information is not intended to represent or be indicative of what the combined company’s financial position or results of operations actually would have been had the Transaction been completed as of the dates indicated. In addition, the unaudited pro forma consolidated financial information does not purport to project the future financial position or operating results of the combined company. The unaudited pro forma consolidated financial statements do not include the impacts of any revenue, cost or other operating synergies that may result from the investment in Alliance Boots or any related one-time Transaction costs. One-time Transaction related costs of $84 million for financing, legal and other professional services were incurred through August 31, 2012 and additional costs are expected in fiscal 2013.

Walgreen Co. and Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet

As of May 31, 2012

(In US $ millions)

	Walgreen Co.	Equity Investment in Alliance Boots (Note 1)		Effects of Transaction (Note 5)	Pro Forma Consolidated
Assets
Current Assets:
Cash and cash equivalents	$1,995	$ (4,025)	1a	$3,000	$970
Accounts receivable, net	2,294	-		-	2,294
Inventories	7,004	-		-	7,004
Other current assets	277	-		-	277

Total Current Assets	11,570	(4,025)		3,000	10,545

Non-Current Assets:
Property and equipment, at cost, less accumulated depreciation and amortization	11,790	-		-	11,790
Goodwill	2,168	-		-	2,168
Investment in Alliance Boots	-	6,140	1b	-	6,140
Option to acquire remaining interest in Alliance Boots	-	866	1c	-	866
Other non-current assets	1,671	-		-	1,671

Total Non-Current Assets	15,629	7,006		-	22,635

Total Assets	$27,199	$2,981		$3,000	$33,180

Liabilities & Shareholders’ Equity
Current Liabilities:
Short-term borrowings	$13	$-		$3,000	$3,013
Trade accounts payable	4,433	-		-	4,433
Accrued expenses and other liabilities	2,851	-		-	2,851
Income taxes	204	-		-	204

Total Current Liabilities	7,501	-		3,000	10,501

Non-Current Liabilities:
Long-term debt	2,387	-		-	2,387
Deferred income taxes	368	-		-	368
Other non-current liabilities	1,903	-		-	1,903

Total Non-Current Liabilities	4,658	-		-	4,658

Commitments and Contingencies
Shareholders’ Equity:
Preferred stock	-				-
Common stock	80	-	1d	-	80
Paid-in capital	881	78	1d	-	959
Employee stock loan receivable	(32)	-		-	(32)
Retained earnings	20,064	-		-	20,064
Accumulated other comprehensive income	15	-		-	15
Treasury stock, at cost	(5,968)	2,903	1d	-	(3,065)

Total Shareholders’ Equity	15,040	2,981		-	18,021

Total Liabilities and Shareholders’ Equity	$27,199	$2,981		$3,000	$33,180

See accompanying notes to the unaudited pro forma consolidated financial statements.

Walgreen Co. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Earnings

For the Nine Months Ended May 31, 2012

(In US $ millions, except for per share data)

	Walgreen Co.	Equity Investment in Alliance Boots (Note 2)		Effects of Transaction		Pro Forma Consolidated
Net sales	$54,560	$-		$-		$54,560
Cost of sales	39,053	-		-		39,053

Gross Profit	15,507	-		-		15,507
Selling, general and administrative expenses	12,629	-		-		12,629
Equity income from Alliance Boots	-	326	2a	-		326

Operating Income	2,878	326		-		3,204
Interest expense, net	51	-		34	5a	85

Earnings Before Income Tax Provision	2,827	326		(34)		3,119
Income tax provision	1,053	65	2b	(13)	6	1,105

Net Earnings	$1,774	$261		$(21)		$2,014

Net earnings per common share - basic	$2.04					$2.11
Net earnings per common share -diluted	$2.03					$2.10
Average shares outstanding	869.6					953.0
Dilutive effect of stock options	5.4					5.4

Average common shares and common share equivalents	875.0					958.4

See accompanying notes to the unaudited pro forma consolidated financial statements.

Walgreen Co. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Earnings

For the Year Ended August 31, 2011

(In US $ millions, except for per share data)

	Walgreen Co.	Equity Investment in Alliance Boots (Note 2)		Effects of Transaction		Pro Forma Consolidated
Net sales	$72,184	$-		$-		$72,184
Cost of sales	51,692	-		-		51,692

Gross Profit	20,492	-		-		20,492
Selling, general and administrative expenses	16,561	-		-		16,561
Gain on sale of business	434	-		-		434
Equity income from Alliance Boots	-	268	2a	-		268

Operating Income	4,365	268		-		4,633
Interest expense, net	71	-		45	5a	116

Earnings Before Income Tax Provision	4,294	268		(45)		4,517
Income tax provision	1,580	54	2b	(17	) 6	1,617

Net Earnings	$2,714	$214		$(28)		$2,900

Net earnings per common share - basic	$2.97					$2.90
Net earnings per common share - diluted	$2.94					$2.87
Average shares outstanding	915.1					998.5
Dilutive effect of stock options	9.4					9.4

Average common shares and common share equivalents	924.5					1,007.9

See accompanying notes to the unaudited pro forma consolidated financial statements.

Notes to Unaudited Pro Forma Consolidated Financial Statements

(Amounts are Presented in US $ Millions, unless otherwise stated)

1.	Equity Investment in Alliance Boots – Balance Sheet Adjustments

The investment in Alliance Boots will be accounted for using the equity method of accounting. The Company acquired its 45% investment in Alliance Boots through the payment of $4.0 billion in cash and the issuance of 83.4 million Company shares with a value of $3.0 billion based on the August 2, 2012 closing price of $35.75. As part of the investment, the Company received the call option, which allows it to acquire the remaining 55% in Alliance Boots in exchange for an additional £3.1 billion ($4.9 billion as of September 10, 2012) in cash as well as an additional 144.3 million Company shares, subject to certain specified adjustments. The call option can be exercised beginning six months prior to the third anniversary of the first step transaction (February 2, 2015) and ending on the third anniversary (August 2, 2015).

The following details the adjustments to the pro forma balance sheet:

(a)	Reflects the $4.0 billion cash portion of the consideration paid to the shareholders of Alliance Boots.

(b)	Reflects the Company’s equity method investment in Alliance Boots which was determined based on the preliminary allocation of the total purchase price of $7.0 billion to the equity method investment and the call option based on their relative fair values.

(c)	Reflects the Company’s call option to acquire the remaining 55% interest in Alliance Boots which was determined based on the preliminary allocation of the total purchase price of $7.0 billion to the equity method investment and the call option based on their relative fair values.

(d)	Reflects the increase in common stock and paid in capital resulting from the issuance of 2.8 million new shares and the issuance of 80.6 million shares from treasury stock.

As noted above, the transaction date fair value of $7.0 billion of consideration transferred, which consisted of a combination of cash and Company shares, was allocated to the equity method investment and call option. The preliminary allocation was based upon an independent appraisal of the preliminary fair values of the equity method investment and call option. The call option was valued using a Monte Carlo simulation using assumptions surrounding Walgreens equity value as well as the potential impacts of the certain provisions of the Purchase and Option Agreement dated June 18, 2012 by and among the Company, Alliance Boots and AB Acquisitions Holdings Limited that are described in the Form 8-K filed by the Company on June 19, 2012. The preliminary allocation resulted in $6.1 billion being allocated to the equity method investment and $0.9 billion being allocated to the call option based on their relative fair values.

Notes to Unaudited Pro Forma Consolidated Financial Statements

(Amounts are Presented in US $ Millions, unless otherwise stated)

2.	Equity Investment in Alliance Boots – Unaudited Pro Forma Consolidated Statement of Earnings Adjustments

(a)	The following table reflects the Company’s equity in the earnings of Alliance Boots, excluding Galenica and related amounts; the Company’s initial investment and the call option excludes Alliance Boots’ interest in Galenica, and the Company will not have any risks and rewards associated with, nor share in the profits of Galenica.

	Nine months ended May 31, 2012	Year ended August 31, 2011
Alliance Boots - IFRS Profit for the period in GBP(i)	£514	£521
IFRS to US GAAP Adjustments (see Note (4))	18	(29)
Profit attributable to non-controlling interests	(21)	(22)

Alliance Boots - US GAAP Profit in GBP	£511	£470

Alliance Boots - US GAAP Profit in USD(ii)	$807	$757
Walgreen Co.’s equity investment in Alliance Boots	45%	45%

Walgreen Co. equity income from Alliance Boots before step-up amortization	363	341
Amortization of equity method step–up (see Note (3))	(37)	(73)

Walgreen Co. equity income from Alliance Boots	$326	$268

(i)	Results from Alliance Boots are based on nine months ended June 30, 2012 and twelve months ended September 30, 2011, respectively.
(ii)	The translation from GBP (£) to USD ($) reflects the average exchange rate of £1 to $1.58 for the nine months ended June 30, 2012 and $1.61 for the year ended September 30, 2011.

(b)	The 20% provision represents the tax impact associated with the equity income from Alliance Boots assuming a statutory tax rate, net of foreign tax credits.

Notes to Unaudited Pro Forma Consolidated Financial Statements

(Amounts are Presented in US $ Millions, unless otherwise stated)

3.	Equity Method Step-Up

The unaudited pro forma consolidated balance sheet reflects the Company’s equity investment in Alliance Boots excluding Galencia and related amounts. Under the equity method of accounting, the net assets acquired in the purchase form the basis of the Company’s investment in Alliance Boots. The difference between the Company’s acquired net assets and its 45% basis in the total historical net assets of Alliance Boots is required to be allocated to the fair value of the net assets acquired in order to determine the amount of income from the equity method investment. The Company’s investment is recorded as “Investment in Alliance Boots” in the unaudited pro forma consolidated balance sheet as follows:

Alliance Boots - Net assets in GBP	£5,241
IFRS to US GAAP Adjustments (see Note (4))	323
Net assets attributable to non-controlling interests	(275)

Alliance Boots - US GAAP Net Assets in GBP	£5,289

Alliance Boots - Net assets in USD(i)	$8,304
Walgreen Co.’s equity investment in the net assets of Alliance Boots	45%

Walgreen Co. equity investment in Alliance Boots	3,737
Adjustment for purchase price allocation(ii)	2,403

Walgreen Co. investment in Alliance Boots	6,140
Fair value of call option	866

Investment in Alliance Boots including call option	$7,006

(i)	The translation from GBP (£) to USD ($) reflects the exchange rate of £1 to $1.57 as of June 30, 2012.
(ii)	In order to recognize its investment in Alliance Boots and share of profits resulting from its investment in Alliance Boots, the Company had to account for adjustments to the underlying net assets resulting from preliminary purchase price allocations based on the respective fair value of the assets. The purchase price allocation is preliminary and there may be material changes upon finalization of the fair value assessment, including but not limited to possible reclassifications between definite and indefinite lived intangible assets. The following table summarizes the preliminary adjustments to reflect the net assets of Alliance Boots underlying the Company’s investment at fair value:

Inventory	$52
Investments in associates and joint ventures	171
Property and equipment	394
Other non-current assets: Intangible assets	3,022
Other non-current assets: Debt issuance costs	(148)
Deferred taxes	(1,264)
Goodwill	3,113

Total fair value adjustments	5,340
Walgreen Co.’s equity investment in the net assets of Alliance Boots	45%

Total	$2,403

Notes to Unaudited Pro Forma Consolidated Financial Statements

(Amounts are Presented in US $ Millions, unless otherwise stated)

The preliminary fair value adjustments to Other non-current assets: Intangible assets is comprised of definite lived intangible assets of $1.6 billion and indefinite lived intangible assets of $1.4 billion. The indefinite lived intangible assets are primarily related to certain trade names and pharmacy licenses. The definite lived intangible assets primarily relate to customer relationships.

The following table details the impact of these adjustments on the equity in earnings of Alliance Boots that the Company will reflect in its consolidated statements of earnings:

	Adjustment	Translated Adjustment	45% Equity Investment	Estimated remaining useful life (years)	Incremental amortization expense(i)
					May 31, 2012	August 31, 2011
Inventories	£33	$52	$23	< 1	$-	$23
Property and equipment	251	394	177	15	9	12
Other non-current assets	935	1,468	661	various	28	38

	£1,219	$1,914	$861		$37	$73

(i)	The inventories step-up is expensed as the acquired inventory is sold. The incremental amortization expense on property and equipment and definite lived intangible assets was calculated using the straight-line method over the estimated remaining useful life.

The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. An independent third-party appraiser assisted in performing a preliminary valuation of these assets and the purchase price allocation will be adjusted upon a final valuation. The final purchase price allocation may result in a material change in the fair value of the net assets acquired and consequently in the value of non-amortizable goodwill recognized as part of the Company’s investment in Alliance Boots. Any change in fair value adjustments, specifically any reallocation between definite and indefinite lived intangible assets, may result in a material change in the amortization shown above and, accordingly, in the Company’s share of profit from its equity investment in Alliance Boots.

4.	IFRS to US GAAP Adjustments and Foreign Currency Translation

The following table reflects the adjustments made to the Alliance Boots unaudited pro forma consolidated statement of earnings for the nine months ended June 30, 2012 to convert from IFRS to US GAAP and from British pounds sterling to US dollars using an exchange rate of $1.58 per pound:

	Alliance Boots Excluding Galenica and Related Amounts IFRS - GBP June 30, 2012	IFRS to US GAAP Adjustments - GBP June 30, 2012		Alliance Boots Excluding Galenica and Related Amounts US GAAP - GBP June 30, 2012	Alliance Boots Excluding Galenica and Related Amounts US GAAP - USD June 30, 2012
Revenue	£17,039	£605	(a)	£17,644	$27,878
Gross profit	3,655	21	(b)	3,676	5,809
Profit for the period	514	18	(c)	532	842

Notes to Unaudited Pro Forma Consolidated Financial Statements

(Amounts are Presented in US $ Millions, unless otherwise stated)

(a)	Adjustments relate to:

•	Reclassification of £418 million of revenue of operations disposed of in the period not meeting the definition of discontinued operations under US GAAP since Alliance Boots retained an equity stake.

•	£195 million of revenue for entities accounted for as associates under IFRS, which are consolidated under US GAAP.

•	All other adjustments reduce revenue £8 million.

(b)	Adjustments relate to:

•

Reclassification of £20 million of gross profit for operations disposed of in the period not meeting the definition of discontinued operations under US GAAP since Alliance Boots retained an equity stake.

•	£11 million of gross profit of entities accounted for as associates under IFRS, which are consolidated under US GAAP.

•	All other adjustments reduce gross profit £10 million.

(c)	Adjustments relate to:

•

£66 million in after tax effect of gains recognized in equity under IFRS on the movement in fair value derivative financial instruments taken out for hedging purposes which meet hedge accounting requirements under IFRS, which do not under US GAAP.

•	Reversal of £15 million loss on disposal of operations subsequently accounted for as associates under IFRS, which are consolidated under US GAAP.

•

Reversal of £39 million in deferred tax credits relating to a reduction in tax rates that are recognized under IFRS when substantively enacted, which are recognized under US GAAP when formally enacted.

•

After tax effect of the deferral of £20 million in negative past service pension costs recognized within operating costs under IFRS, which under US GAAP are initially recognized within retained earnings and amortized.

•	All other adjustments reduce profit for the period £4 million.

The following table reflects the adjustments made to the Alliance Boots consolidated statement of earnings for the year ended September 30, 2011 to convert from IFRS to US GAAP and from British pounds sterling to US dollars:

	Alliance Boots Excluding Galenica and Related Amounts IFRS - GBP September 30, 2011	IFRS to US GAAP Adjustments - GBP September 30, 2011		Alliance Boots Excluding Galenica and Related Amounts US GAAP - GBP September 30, 2011	Alliance Boots Excluding Galenica and Related Amounts US GAAP - USD September 30, 2011
Revenue	£22,232	£792	(a)	£23,024	$37,069
Gross profit	4,743	21	(b)	4,764	7,670
Profit for the period	521	(29	)(c)	492	791

(a)	Adjustments relate to:

•	Reclassification of £783 million of revenue for operations disposed of in the period not meeting the definition of discontinued operations under US GAAP since Alliance Boots retained an equity stake.

•	All other adjustments increase revenue £9 million.

Notes to Unaudited Pro Forma Consolidated Financial Statements

(Amounts are Presented in US $ Millions, unless otherwise stated)

(b)	Adjustments relate to:

•

Reclassification of £14 million of gross profit for operations disposed of in the period not meeting the definition of discontinued operations under US GAAP since Alliance Boots retained an equity stake.

•	All other adjustments increase gross profit £7 million.

(c)	Adjustments relate to:

•

£34 million after tax effect of losses recognized in equity under IFRS for the movement in fair value derivative financial instruments taken out for hedging purposes that meet hedge accounting requirements under IFRS, which do not under US GAAP.

•

After tax effect of the deferral of £4 million in negative past service pension costs recognized within operating costs under IFRS, which under US GAAP are initially recognized within retained earnings and amortized.

•	£10 million of finance income of entities not consolidated under IFRS, which are under US GAAP.

•	All other adjustments reduce profit for the period £1 million.

The following table reflects the adjustments made to the Alliance Boots consolidated balance sheet as of June 30, 2012 to convert from IFRS to US GAAP and from British pounds sterling to US dollars:

	Alliance Boots Excluding Galenica and Related Amounts IFRS June 30, 2012	IFRS to US GAAP Adjustments June 30, 2012		Purchase Price Allocation June 30, 2012	Alliance Boots Excluding Galenica and Related Amounts with Purchase Price Allocation US GAAP - GBP June 30, 2012	Alliance Boots Excluding Galenica and Related Amounts with Purchase Price Allocation US GAAP - USD June 30, 2012
Current assets	£5,409	£452	(a)	£52	£5,913	$9,283
Non-current assets	12,914	59	(b)	6,552	19,525	30,654

Total assets	£18,323	£511		£6,604	£25,438	$39,937

Current liabilities	£4,282	£357	(c)	£-	£4,639	$7,283
Non-current liabilities	8,800	(169	)(d)	1,264	9,895	15,535

	13,082	188		1,264	14,534	22,818
Total equity	5,241	323		5,340	10,904	17,119

	£18,323	£511		£6,604	£25,438	$39,937

(a)	Adjustments relate to:

•	£272 million in assets of entities accounted for as associates under IFRS, which under US GAAP are consolidated as subsidiaries.

Notes to Unaudited Pro Forma Consolidated Financial Statements

(Amounts are Presented in US $ Millions, unless otherwise stated)

•	£177 million in factored trade receivables derecognized under IFRS, which are recognized under US GAAP.

•	All other adjustments increase current assets £3 million.

(b)	Adjustments relate to:

•	Deferred financing fees of £94 million netted against related borrowings under IFRS, which are recorded as an asset under US GAAP.

•	£84 million of leases classified as operating under IFRS, which are classified as capital under US GAAP.

•	Elimination of £173 million of notes from entities not consolidated under IFRS, which are consolidated under US GAAP.

•	All other adjustments increase non-current assets £54 million.

(c)	Adjustments relate to:

•	Current liabilities of £263 million of operations accounted for as associates under IFRS, which under US GAAP are consolidated as subsidiaries.

•	Liability corresponding to the reversal of factored trade receivables of £177 million derecognized under IFRS, which are recognized under US GAAP.

•	£97 million reduction in liability for income deferred on loyalty programs.

•	All other adjustments increase current liabilities £14 million.

(d)	Adjustments relate to:

•	Derecognition of £203 million in borrowings acquired by entities not consolidated under IFRS, which are consolidated under US GAAP.

•	Derecognition of £201 million of future dividend liability and put option obligations held by non-controlling interests which do not meet the definition of a liability under US GAAP.

•	Recognition of £83 million in lease obligations for leases classified as operating under IFRS, which are classified as capital under US GAAP.

•	Reversal of £67 million of deferred financing fees netted against related borrowings under IFRS, which are recorded as an asset under US GAAP.

•

Reversal of £57 million in deferred tax credits relating to a reduction in tax rates that are recognized under IFRS when substantively enacted, which are recognized under US GAAP when formally enacted.

•	All other adjustments reduce non-current liabilities £28 million.

5.	Effects of the Transaction

To finance a portion of the first step transaction, the Company entered into a $3.0 billion bridge term loan with various financial institutions. This pro forma adjustment related to the financing consists of the following:

(a)	Adjustment to reflect the incremental interest expense under the bridge loan for the nine months ended May 31, 2012 and for the year ended August 31, 2011 as if the loan had been obtained as of September 1, 2010. The interest adjustment was estimated using an effective interest rate of 1.496%, which was based on the one month LIBOR plus a margin spread as charged in the bridge loan agreement.

Notes to Unaudited Pro Forma Consolidated Financial Statements

(Amounts are Presented in US $ Millions, unless otherwise stated)

6.	Income Taxes

The income tax benefit reflects the tax impact of adjustments to the unaudited pro forma consolidated statements of earnings which were tax affected at the combined U.S. federal and state statutory rate of 37.8% applied by the Company.

7.	Pro Forma Earnings Per Share

Pro forma earnings per share for the nine month period ended May 31, 2012 and the twelve month period ended August 31, 2011, have been recalculated to show the impacts of the Transaction on a constant diluted and basic outstanding share basis, assuming shares issued in connection with the Transaction have been outstanding at the beginning of both periods presented.

The following table presents pro forma earnings per share for the period ended May 31, 2012:

	Walgreen Co. (Reported)	Recalculated EPS with Additional Shares(1)	Equity Investment in Alliance Boots	Effects of Transaction	Pro Forma Consolidated
Net Earnings	$1,774	$1,774	$261	$(21)	$2,014
Net Earnings per Common Share - basic	$2.04	$1.86	$0.27	$(0.02)	$2.11
Net Earnings per Common Share - diluted	$2.03	$1.85	$0.27	$(0.02)	$2.10
Basic shares	869.6	953.0	953.0	953.0	953.0
Diluted shares	875.0	958.4	958.4	958.4	958.4

The following table presents earnings per share for the period ended August 31, 2011:

	Walgreen Co. (Reported)	Recalculated EPS with Additional Shares(1)	Equity Investment in Alliance Boots	Effects of Transaction	Pro Forma Consolidated
Net Earnings	$2,714	$2,714	$214	$(28)	$2,900
Net Earnings per Common Share - basic	$2.97	$2.72	$0.21	$(0.03)	$2.90
Net Earnings per Common Share - diluted	$2.94	$2.69	$0.21	$(0.03)	$2.87
Basic shares	915.1	998.5	998.5	998.5	998.5
Diluted shares	924.5	1,007.9	1,007.9	1,007.9	1,007.9

(1)	Reported earnings per share is adjusted to reflect the 83.4 million shares issued in conjunction with the Alliance Boots transaction.

THE BUSINESS OF WALGREENS

Walgreen Co., together with its subsidiaries, operates the largest drugstore chain in the United States with net sales of $72.2 billion in the fiscal year ended August 31, 2011. We provide our customers with convenient, multichannel access to consumer goods and services, and pharmacy, health and wellness services in communities across the United States. We offer our products and services through drugstores, as well as through mail, by telephone, and via the Internet. As of August 31, 2012, the company operated 7,930 drugstores in all 50 states, the District of Columbia and Puerto Rico.

We sell prescription and non-prescription drugs, as well as general merchandise, including household products, convenience foods, personal care, beauty care, candy, photofinishing and seasonal items. Our pharmacy services include retail, specialty, infusion, medical facility, long-term care and mail service, as well as respiratory services. These services help improve health outcomes and manage costs for payers including employers, managed care organizations, health systems, pharmacy benefit managers and the public sector. Our Take Care Health Systems subsidiary is a manager of worksite health centers and in-store convenient care clinics, with more than 700 locations throughout the United States.

Recent Developments

Acquisition of Interest in Alliance Boots.    On August 2, 2012, we acquired a 45% equity interest in Alliance Boots GmbH, which we account for using the equity method of accounting. For more information, see “The Business of Alliance Boots” below.

Express Scripts Pharmacy Network Agreement.    On July 19, 2012, Walgreens and Express Scripts announced a multi-year pharmacy network agreement that includes rates and terms under which Walgreens will again participate in the broadest retail pharmacy network available to new and existing clients of Express Scripts, as of September 15, 2012.

USA Drug Transaction.    On July 5, 2012, we announced that we entered into an agreement to purchase a regional drugstore chain in the mid-South region of the United States from Stephen L. LaFrance Holdings, Inc. and members of the LaFrance family for $438 million, subject to adjustment in certain circumstances. The USA Drug transaction includes 144 stores currently operated under the USA Drug, Super D Drug, May’s, Med-X and Drug Warehouse names located in Arkansas, Kansas, Mississippi, Missouri, New Jersey, Oklahoma and Tennessee. The USA Drug Transaction also includes corporate offices, a distribution center located in Pine Bluff, Arkansas and a wholesale and private brand business. The USA Drug Transaction is subject to customary closing conditions and is currently expected to close in September 2012.

August Sales Update.    On September 6, 2012, we announced that Walgreens had August 2012 sales of $5.9 billion, a decrease of 4.5% from $6.1 billion for the same month in fiscal 2011. We also announced that total sales for the fourth quarter of fiscal 2012, were $17.1 billion, down 4.9% from $18.0 billion in the fourth quarter of fiscal 2011, and total sales for fiscal 2012 were $71.6 billion, down 0.8% from $72.2 billion in fiscal 2011. The foregoing sales results are preliminary and have not been audited. Because we only recently completed our fourth fiscal quarter, financial statements for fiscal 2012 are not yet available. However, consistent with our previous public disclosures, Walgreens operating results for the fourth quarter of fiscal 2012 are expected to be affected by a number of factors, including the continued impact throughout the fourth quarter of our not being in the Express Scripts pharmacy provider network and the impact of the Alliance Boots first step transaction. The comparison of such results to operating results for the fourth quarter of fiscal 2011 will also be affected by the $434 million pre-tax gain from the sale of Walgreens Health Initiatives, Inc. realized by Walgreens in the fourth quarter of fiscal 2011. See “Cautionary Statements Relating To Forward-Looking Information.”

Additional Information.    For more information concerning our business and other important information, please refer to our Annual Report on Form 10-K for the year ended August 31, 2011, our Quarterly Report on Form 10-Q for the quarter ended May 31, 2012, as amended, and other documents filed with the SEC, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

THE BUSINESS OF ALLIANCE BOOTS

Overview

Walgreens owns a 45% equity interest in Alliance Boots GmbH and has a call option to acquire the remaining 55% during the six-month period beginning February 2, 2015. See “Prospectus Supplement Summary—Acquisition of Interest in Alliance Boots.”

Alliance Boots is a leading international, pharmacy-led health and beauty retailing and pharmaceutical wholesaling and distribution business. As of March 31, 2012, Alliance Boots had, together with its associates and joint ventures, pharmacy-led health and beauty retail businesses in 11 countries and operated more than 3,330 health and beauty retail stores, of which over 3,200 had a pharmacy. In addition, Alliance Boots had approximately 625 optical practices, approximately 185 of which operated on a franchise basis. Its pharmaceutical wholesale and distribution businesses, including its associates and joint ventures, supplied medicines, other healthcare products and related services to more than 170,000 pharmacies, doctors, health centers and hospitals from over 370 distribution centers in 21 countries.

Pharmacy-led Health and Beauty Retailing

Alliance Boots is a market leader in the pharmacy industry with stores located in the United Kingdom, Norway, the Republic of Ireland, The Netherlands, Lithuania and Thailand and through its associates and joint ventures in Switzerland, China, Italy, Russia and Croatia. In addition, as of March 31, 2012, there were approximately 65 Boots branded stores operated in the Middle East and Sweden on a franchised basis.

Alliance Boots aims to locate its stores in convenient locations and to put the pharmacist at the heart of healthcare. Alliance Boots pharmacists are well placed to provide a significant role in the provision of healthcare services, working closely with other primary healthcare providers in the communities they serve.

Alliance Boots’ principal retail brand in the Health & Beauty Division is Boots, which Alliance Boots trades under in the United Kingdom, Norway, the Republic of Ireland, The Netherlands and Thailand. The Boots offering is differentiated from that of competitors due to the product brands that Alliance Boots owns and the “only at Boots” exclusive products.

Pharmaceutical Wholesaling and Distribution

Alliance Boots pharmaceutical wholesaling and distribution businesses seek to provide high core service levels to pharmacists in terms of frequency of delivery, product availability, delivery accuracy, timeliness and reliability at competitive prices. Alliance Boots also offers its customers added value services that help pharmacists develop their own businesses. This includes membership in Alphega Pharmacy, Alliance Boots’ network for independent pharmacies, which had a membership of over 4,400 pharmacies in six countries, as of March 31, 2012.

In addition to the wholesale of medicines and other healthcare products, Alliance Boots provides services to pharmaceutical manufacturers who are increasingly seeking to gain greater control over their product distribution while at the same time outsourcing non-core activities. These services include pre-wholesale and contract logistics, direct deliveries to pharmacies, and specialized medicine delivery including related home healthcare.

Product Brands

In its Health & Beauty Division, Alliance Boots has product brands such as No7, Soltan and Botanics, together with newer brands launched in recent years, such as Boots Pharmaceuticals and Boots Laboratories.

Alliance Boots is seeking to continue to internationalize its key product brands, selling them to independent pharmacies, retail partners and distributors, and on owned internet shopping sites in countries where Alliance Boots does not have a retail presence. In the United States, Alliance Boots is seeking to grow the No7 brand, and in Europe its Boots Laboratories line of products is now sold by independent pharmacies in five countries as of March 31, 2012.

In addition, Alliance Boots has partnerships with a select number of third party brand owners to sell their products in Boots stores on an exclusive basis, sharing in the future brand equity. Alliance Boots also continues to manufacture a significant proportion of its most popular own brand and exclusive products.

Through its Pharmaceutical Wholesale Division and several of its associates, Alliance Boots currently sells Almus, its line of generic medicines, in five countries and Alvita, its line of patient care products, in six countries.

DESCRIPTION OF THE NOTES

The following description of the terms of the notes offered hereby supplements, and to the extent it is inconsistent therewith replaces, the description of the general terms of debt securities set forth in the accompanying prospectus, to which description reference is hereby made. In this “Description of the Notes” section, the terms “we,” “our,” “us” and “Walgreens” refer solely to Walgreen Co. (and not its subsidiaries).

General

The notes will be issued as five separate series of debt securities under the indenture between us and Wells Fargo Bank, National Association, as trustee (the “trustee”) dated July 17, 2008, with certain terms of the notes being set forth in an officer’s certificate (together, the “indenture”).

The notes will not have the benefit of any sinking fund. The notes will not be convertible or exchangeable.

The provisions of the indenture relating to defeasance and covenant defeasance as described in the accompanying prospectus will apply to the notes.

We will issue the notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Ranking

The notes will be our unsecured senior debt obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.

Interest Payments and Maturity

The floating rate notes will initially be limited to $550,000,000 aggregate principal amount and will mature on March 13, 2014. The notes due 2015 will initially be limited to $750,000,000 aggregate principal amount and will mature on March 13, 2015. The notes due 2017 will initially be limited to $1,000,000,000 aggregate principal amount and will mature on September 15, 2017. The notes due 2022 will initially be limited to $1,200,000,000 aggregate principal amount and will mature on September 15, 2022. The notes due 2042 will initially be limited to $500,000,000 aggregate principal amount and will mature on September 15, 2042.

The notes of each series will bear interest at the applicable rate shown on the cover of the prospectus supplement, accruing from September 13, 2012 or the most recent interest payment date to which interest has been paid or provided for.

We will pay interest on the notes due 2015 semi-annually in arrears on March 13 and September 13, beginning on March 13, 2013, to persons in whose names the notes are registered at the close of business on the preceding March 1 or September 1, as the case may be. We will pay interest on the notes due 2017, the notes due 2022 and the notes due 2042 semi-annually in arrears on March 15 and September 15, beginning on March 15, 2013, to persons in whose names the notes are registered at the close of business on the preceding March 1 or September 1, as the case may be. We will compute the amount of interest payable on the fixed rate notes on the basis of a 360-day year of twelve 30-day months. If the date on which a payment of interest or principal on the fixed rate notes is scheduled to be paid is not a New York Business Day, then that interest or principal will be paid on the next succeeding New York Business Day and no further interest will be paid in respect of the delay in such payment.

We will pay interest on the floating rate notes quarterly in arrears on March 13, June 13, September 13 and December 13, beginning on December 13, 2012, to persons in whose names the floating rate notes are registered at the close of business on the preceding March 1, June 1, September 1 or December 1, as the case may be, subject to the Business Day Convention. Interest on the floating rate notes will be calculated on the basis of the actual number of calendar days in the calculation period divided by 360.

The interest rate for the first Interest Period will be the three-month U.S. dollar LIBOR, as determined on September 13, 2012, plus 0.500%. The interest rate for each Interest Period after the first Interest Period will be the three-month U.S. dollar LIBOR, as determined on the applicable Interest Determination Date, plus 0.500%. The interest rate for the floating rate notes will be reset quarterly on each Interest Reset Date. The calculation agent will determine the three-month U.S. dollar LIBOR in accordance with the following provisions: with respect to any Interest Determination Date, the three-month U.S. dollar LIBOR will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars having a maturity of three months that appears on the designated LIBOR page (as described below) as of 11:00 a.m., London time, on such Interest Determination Date. If the three-month U.S. dollar LIBOR does not appear on the designated LIBOR page, the three-month U.S. dollar LIBOR, in respect of such Interest Determination Date, will be determined as follows: the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent (after consultation with us), to provide the calculation agent with its offered quotation for deposits in U.S. dollars for the period of three months commencing on the applicable Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date and in a principal amount of not less than $1,000,000 for a single transaction in U.S. dollars in such market at such time. If at least two quotations are provided, then the three-month U.S. dollar LIBOR on such Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, then the three-month U.S. dollar LIBOR on such Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such Interest Determination Date by three major reference banks in New York City selected by the calculation agent (after consultation with us) for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount of not less than $1,000,000 for a single transaction in U.S. dollars in such market at such time; provided, however, that if the banks selected by the calculation agent are not providing quotations in the manner described by this sentence, the three-month U.S. dollar LIBOR determined as of such Interest Determination Date will be the three-month U.S. dollar LIBOR in effect prior to such Interest Determination Date.

The designated LIBOR page shall be: (1) the Reuters screen “LIBOR01” or such other page as may replace the Reuters screen “LIBOR01” on that service or (2) if, on any Interest Determination Date, the three-month U.S. dollar LIBOR does not appear or is not available on such date on the designated Reuters screen described in clause (1) above, the designated LIBOR page shall be Bloomberg L.P. page “BBAM” or such other page as may replace Bloomberg L.P. page “BBAM” on that service.

All percentages resulting from any calculation of any interest rate for the floating rate notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 3.876545% (or .03876545) would be rounded to 3.87655% (or .0387655)), and all U.S. dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward. Each calculation of the interest rate on the floating rate notes by the calculation agent will (in the absence of manifest error) be final and binding on the holders of the floating rate notes and us.

“Business Day” means any day that is not a Saturday, Sunday, or a day on which commercial banking institutions in New York City or in the city where the Corporate Trust Office is located are authorized or obligated by law, regulation or executive order to be closed.

“Business Day Convention” means if any interest payment date in respect of any floating rate note (other than the maturity date) is not a New York Business Day, then such interest payment date will be postponed to the next succeeding New York Business Day unless that New York Business Day is in the next succeeding calendar month, in which case the interest payment date will be the immediately preceding New York Business Day. If any such interest payment date (other than the maturity date) is postponed or brought forward as described above, the interest amount will be adjusted accordingly and the holder will be entitled to more or less interest, respectively. If the maturity date in respect of the floating rate notes is not a New York Business Day, the payment of principal and interest at the maturity date will not be made until the next following New York Business Day and no further interest will be paid in respect of the delay in such payment.

“Corporate Trust Office” means the principal office of the Trustee from which at any particular time, the Trustee administers the indenture, which office is presently located at 230 Monroe Street, Suite 2900, Chicago, Illinois 60606, except that with respect to the presentation of Securities for payment for registration of transfer or exchange and the location of the Securities Registrar such term means the office or agency of the Trustee at which at any particular time its corporate agency business shall be conducted.

“Interest Determination Date” means, for each Interest Reset Date, the second London Business Day preceding such Interest Reset Date.

“Interest Period” means for the floating rate notes the period beginning on, and including, an interest payment date and ending on, but not including, the following interest payment date; provided that the first Interest Period will begin on September 13, 2012, and will end on, but not include, the first interest payment date.

“Interest Reset Date” means for each Interest Period, other than the first Interest Period, the first day of such Interest Period.

“London Business Day” means any day that is not a Saturday, Sunday, or a day on which commercial banking institutions are authorized or obligated by law, regulation or executive order to be closed in London.

Each floating rate note will cease to bear interest upon maturity unless, upon due presentation, payment of the amount due is improperly withheld or refused, in which case it will continue to bear interest (before as well as after judgment) until the day on which all sums due in respect of such floating rate note up to that day are received by or on behalf of the relevant holder of such floating rate note.

Wells Fargo Bank, National Association will act as calculation agent for the floating rate notes under a Calculation Agency Agreement between us and Wells Fargo Bank, National Association to be dated as of September 13, 2012.

The major reference banks may include affiliates of the underwriters.

Optional Redemption

The fixed rate notes will be redeemable, at any time in whole or from time to time in part, at our option at a redemption price equal to the greater of:

(1) 100% of the principal amount of the fixed rate notes to be redeemed; or

(2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 12 basis points for the notes due 2015, 20 basis points for the notes due 2017, 22 basis points for the notes due 2022 and 25 basis points for the notes due 2042.

In every case, the redemption price will also include accrued interest on the fixed rate notes to be redeemed to, but excluding, the date of redemption.

Further, installments of interest on fixed rate notes to be redeemed that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the applicable interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the fixed rate notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such fixed rate notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, (2) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations or (3) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Primary Treasury Dealer” means a primary United States government securities dealer in the United States.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (i) Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (or their respective affiliates that are Primary Treasury Dealers) and their respective successors; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we will substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealers we select.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m. (New York City time) on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to actual or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by the trustee by a method the trustee deems to be fair and appropriate, in accordance with applicable DTC procedures.

Change of Control

If a change of control triggering event occurs with respect to the notes, unless we have exercised our option to redeem the notes as described above, we will be required to make an offer (a “change of control offer”) to each holder of the notes to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes on the terms set forth in such notes. In a change of control offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of repurchase (a “change of control payment”). Within 30 days following any change of control triggering event or, at our option, prior to any change of control, but after public announcement of the transaction that constitutes or may constitute the change of control, a notice will be mailed to holders of the notes and the trustee, describing the transaction that constitutes or may constitute the change of control triggering event and offering to repurchase the notes on the date specified in the applicable notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (a “change of control payment date”). The notice will, if mailed prior to the date of consummation of the change of control, state that the change of control offer is conditioned on the change of control triggering event occurring on or prior to the applicable change of control payment date.

On each change of control payment date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered pursuant to the applicable change of control offer;

•	deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes properly tendered; and

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deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being repurchased.

We will not be required to make a change of control offer upon the occurrence of a change of control triggering event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party purchases all notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the change of control payment date an event of default under the indenture, other than a default in the payment of the change of control payment upon a change of control triggering event.

We will be required to comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control triggering event. To the extent that the provisions of any securities laws or regulations conflict with the change of control offer provisions of the notes, we will be required to comply with those securities laws and regulations and will not be deemed to have breached our obligations under the change of control offer provisions of the notes by virtue of any such conflict and compliance.

For purposes of the change of control offer provisions of the notes, the following terms will be applicable:

“Change of control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any person, other than our company or one of our subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding voting stock or other voting stock into which our voting stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; (3) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding voting stock or the voting stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our voting stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction, measured by voting power rather than number of shares; (4) the first day on which a majority of the members of our Board of Directors are not continuing directors; or (5) the adoption of a plan relating to our liquidation or dissolution. Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control under clause (2) above if (i) we become a direct or indirect wholly owned subsidiary of a holding company and (ii)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction or (B) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company. The term “person”, as used in this definition, has the meaning given thereto in Section 13(d)(3) of the Exchange Act.

The definition of Change of control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and those of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and of those of our subsidiaries taken as a whole to another person or group may be uncertain.

“Change of control triggering event” means the occurrence of both a change of control and a rating event.

“Continuing directors” means, as of any date of determination, any member of our Board of Directors who (1) was a member of such Board of Directors on the date the notes were issued or (2) was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the continuing directors who were members of such Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment grade rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB-(or the equivalent) by S&P, and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Rating agencies” means (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“Rating event” means the rating on the notes is lowered by both rating agencies and the notes are rated below an investment grade rating by both rating agencies, in any case on any day during the period (which period will be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the rating agencies) commencing upon the first public notice of the occurrence of a change of control or our intention to effect a change of control and ending 60 days following the consummation of the change of control.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the Board of Directors of such person.

Certain Covenants

Limitation on Liens

Under each series of notes, we covenant that, so long as such series of notes is outstanding, we will not, and will not permit any Restricted Subsidiary (as defined below) to, create, incur, issue, assume or guarantee any indebtedness for money borrowed (“Debt”), secured by a Mortgage (as defined below) upon any Operating Property (as defined below), or upon shares of capital stock or Debt issued by any Restricted Subsidiary and owned by us or any Restricted Subsidiary, at the issue date of the notes or thereafter acquired, without effectively providing concurrently that the outstanding debt securities authenticated and delivered under the indenture (together with, if we so determine, any other Debt of ours or the Restricted Subsidiary then existing or thereafter created which is not subordinate to such debt securities) are secured equally and ratably with or, at our option, prior to such Debt so long as such Debt is so secured.

The foregoing restrictions will not apply to Debt secured by the following, and the Debt so secured will be excluded from any computation under the next succeeding paragraph below:

1.	Mortgages on property existing at the time of the acquisition thereof;

2.	Mortgages on property of a corporation or other entity existing at the time the corporation or other entity is merged into or consolidated with us or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of such corporation or other entity (or a division of such corporation or other entity) as an entirety or substantially as an entirety to us or a Restricted Subsidiary, provided that the Mortgage does not extend to any property owned by us or any Restricted Subsidiary immediately prior to the merger, consolidation, sale, lease or disposition;

3.	Mortgages on property of a corporation or other entity existing at the time the corporation or other entity becomes a Restricted Subsidiary;

4.	Mortgages in favor of us or a Restricted Subsidiary;

5.	Mortgages to secure all or part of the cost of acquisition, construction, development or improvement of the underlying property, or to secure Debt incurred to provide funds for any such purpose, provided that the commitment of the creditor to extend the credit secured by any such Mortgage shall have been obtained not later than 365 days after the later of (a) the completion of the acquisition, construction, development or improvement of such property or (b) the placing in operation of such property;

6.	Mortgages in favor of the United States of America or any State, or any department, agency or instrumentality or political subdivision of the United States of America or any State, to secure partial, progress, advance or other payments; and

7.	Mortgages existing on the issue date of the notes or any extension, renewal, replacement or refunding of any Debt secured by a Mortgage existing on the issue date of the notes or referred to in clauses (1) to (3) or (5), provided that the principal amount of the Debt secured thereby and not otherwise authorized by clauses (1) to (3) or (5) does not exceed the principal amount of Debt, plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of extension, renewal, replacement or refunding.

Notwithstanding the restrictions described above, we and our Restricted Subsidiaries may create, incur, issue, assume or guarantee Debt secured by Mortgages without equally and ratably securing the debt securities authenticated and delivered under the indenture if, at the time of such creation, incurrence, issuance, assumption or guarantee, after giving effect thereto and to the retirement of any Debt which is concurrently being retired, the aggregate amount of all such Debt secured by Mortgages that would otherwise be subject to these restrictions (other than any Debt secured by Mortgages permitted as described in clauses (1) through (7) of the immediately preceding paragraph), together with all Attributable Debt (as defined below) with respect to Sale and Leaseback Transactions (as defined below) (other than with respect to certain Sale and Leaseback Transactions that are permitted as described in the second full paragraph under the caption “—Limitation on Sale and Leaseback Transactions” below) does not exceed 15% of Consolidated Net Tangible Assets (as defined below).

“Consolidated Net Tangible Assets” means, at any date, the total amount, as shown on or reflected in our most recent consolidated balance sheet as at the end of our fiscal quarter ending not more than 135 days prior to such date, of all assets of Walgreens and our consolidated Subsidiaries on a consolidated basis in accordance with United States generally accepted accounting principles (giving pro forma effect to any acquisition or disposition of assets of Walgreen or any of our Subsidiaries that has occurred since the end of such fiscal quarter as if such acquisition or disposition had occurred on the last day of such fiscal quarter), less (i) all current liabilities (due within one year) as shown on such balance sheet, (ii) investments in and advances to Unrestricted Subsidiaries and (iii) Intangible Assets.

“Intangible Assets” means, at any date, the value, as shown on or reflected in our most recent consolidated balance sheet as at the end of our fiscal quarter ending not more than 135 days prior to such date, prepared in accordance with United States generally accepted accounting principles (and giving pro forma effect to any acquisition or disposition of assets of Walgreen or any of our Subsidiaries that has occurred since the end of such fiscal quarter as if such acquisition or disposition had occurred on the last day of such fiscal quarter), of all trade names, trademarks, licenses, patents, copyrights, service marks, goodwill and other like intangibles.

“Mortgage” means, with respect to any property or assets, any mortgage, or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or other security arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Operating Property” means any real property or equipment located within the United States and owned by, or leased to, us of any of our Subsidiaries that has a net book value (after deduction of accumulated depreciation) in excess of 1.0% of Consolidated Net Tangible Assets.

“Restricted Subsidiary” means any Subsidiary of ours other than an Unrestricted Subsidiary.

“Subsidiary” means any corporation or other entity of which at least a majority of the outstanding stock or other equity interests having by the terms thereof ordinary voting power to elect a majority of the directors, managers or trustees of such corporation or other entity, irrespective of whether or not at the time stock or other equity securities of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency, is at the time, directly or indirectly, owned or controlled by us or by one or more of our Subsidiaries, or by us and one or more of our Subsidiaries.

“Unrestricted Subsidiary” means any Subsidiary designated as an Unrestricted Subsidiary from time to time by our Board of Directors; provided, however, that our Board of Directors (i) will not designate as an Unrestricted Subsidiary any of our Subsidiaries that owns any Operating Property or any stock of a Restricted Subsidiary, (ii) will not continue the designation of any of our Subsidiaries as an Unrestricted Subsidiary at any time that such Subsidiary owns any Operating Property, and (iii) will not, nor will it cause or permit any Restricted Subsidiary to, transfer or otherwise dispose of any Operating Property to any Unrestricted Subsidiary (unless such Unrestricted Subsidiary will in connection therewith be redesignated as a Restricted Subsidiary and any pledge, mortgage, security interest or other lien arising in connection with any Debt of such Unrestricted Subsidiary so redesignated does not extend to such Operating Property (unless the existence of such pledge, mortgage, security interest or other lien would otherwise be permitted under the indenture)).

Limitation on Sale and Leaseback Transactions

Under each series of notes, we covenant that we will not, and will not permit any Restricted Subsidiary to, enter into any arrangement with any person providing for the leasing by us or any Restricted Subsidiary of any Operating Property that has been or is to be sold or transferred by us or such Restricted Subsidiary to such person with the intention of taking back a lease of such property (a “Sale and Leaseback Transaction”) unless the terms of such sale or transfer have been determined by our Board of Directors to be fair and arm’s-length and either:

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within 180 days after the receipt of the proceeds of the sale or transfer, we or any Restricted Subsidiary apply an amount equal to the greater of the net proceeds of the sale or transfer or the fair value of such Operating Property at the time of such sale or transfer to the prepayment or retirement (other than any mandatory prepayment or retirement of unsecured Debt) of Senior Funded Debt (as defined below); or

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we or such Restricted Subsidiary would be entitled, at the effective date of the sale or transfer, to incur Debt secured by a Mortgage on such Operating Property, in an amount at least equal to the Attributable Debt in respect of the Sale and Leaseback Transaction, without equally and ratably securing the notes pursuant to the covenant described under “—Limitation on Liens” above.

The foregoing restriction in the paragraph above will not apply to any Sale and Leaseback Transaction (i) for a term of not more than three years including renewals; or (ii) between us and a Restricted Subsidiary or between Restricted Subsidiaries, provided that the lessor is us or a wholly owned Restricted Subsidiary.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the amount of future minimum operating lease payments required to be disclosed by United States generally accepted accounting principles, less any amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges, discounted using the methodology used to calculate the present value of operating lease payments in our most recent Annual Report on Form 10-K preceding the date of determination reflecting that calculation.

“Funded Debt” means Debt which matures more than one year from the date of creation, or which is extendable or renewable at the sole option of the obligor so that it may become payable more than one year from such date or which is classified, in accordance with United States generally accepted accounting principles, as long-term debt on the consolidated balance sheet for the most-recently ended fiscal quarter (or if incurred subsequent to the date of such balance sheet, would have been so classified) of the person for which the determination is being made. Funded Debt does not include (1) obligations created pursuant to leases, (2) any Debt or portion thereof maturing by its terms within one year from the time of any computation of the amount of outstanding Funded Debt unless such debt shall be extendable or renewable at the sole option of the obligor in such manner that it may become payable more than one year from such time, or (3) any Debt for which money in the amount necessary for the payment or redemption of such Debt is deposited in trust either at or before the maturity date thereof.

“Senior Funded Debt” means all Funded Debt of ours or any person (except Funded Debt, the payment of which is subordinated to the payment of the debt securities authenticated and delivered under the indenture).

Merger, Consolidation or Sale of Assets

Under each series of notes, we covenant not to (1) consolidate or amalgamate with or merge into any other person (whether or not affiliated with us) or convey, transfer or lease our properties and assets as an entirety or substantially as an entirety to any other person (whether or not affiliated with us) or (2) permit any other person (whether or not affiliated with us) to consolidate or amalgamate with or merge into us, or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to us, unless (a) in the case of (1) above, the person formed by such consolidation or amalgamation or into which we are merged or the person which acquires by conveyance or transfer, or which leases, our properties and assets as an entirety or substantially as an entirety is a person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and expressly assumes, by supplemental indenture satisfactory in form to the trustee, the due and punctual payment of the principal of and premium, if any, interest on, and additional amounts, if any, with respect to all of the debt securities authenticated and delivered under the indenture, and the performance of our obligations under the indenture and the debt securities authenticated and delivered thereunder; (b) immediately after giving effect to the transaction and treating any indebtedness which becomes an obligation of ours or a Subsidiary as a result of the transaction as having been incurred by us or such Subsidiary at the time of the transaction, no event of default, and no event which after notice or lapse of time, or both, would become an event of default, has happened and is continuing; and (c) we or the successor person have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the transaction and, if a supplemental indenture is required to be delivered, the supplemental indenture, comply with the requirements of the indenture and all conditions precedent to the transaction have been met.

Defeasance; Satisfaction and Discharge

The notes will be subject to defeasance and discharge, and the covenants set forth above under “—Limitation on Liens,” “—Limitation on Sale and Leaseback Transactions” and “—Merger, Consolidation or Sale of Assets” will be subject to covenant defeasance, as set forth in the indenture. See “Description of Debt Securities—Discharge, Defeasance and Covenant Defeasance” in the accompanying prospectus.

Further Issues

We may from time to time, without the consent of existing note holders of any series of notes, create and issue further notes having the same terms and conditions as any series of notes in all respects, except for issue date, issue price and the first payment of interest thereon. Any such additional notes issued in this manner will be consolidated with and will form a single series with the previously outstanding notes of the applicable series.

Concerning the Trustee

Wells Fargo Bank, National Association is the trustee, securities registrar, paying agent, and calculation agent. Wells Fargo Bank, National Association, in each of its capacities, including without limitation as trustee, securities registrar, paying agent, and calculation agent, assumes no responsibility for the accuracy or completeness of the information contained in this document or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information. We maintain banking relationships in the ordinary course of business with the trustee and its affiliates.

Book-entry System

Global Notes

We will issue the notes in the form of one or more global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of The Depository Trust Company, which we refer to as DTC, and registered in the name of Cede & Co., as nominee of DTC or such other name as may be requested by an authorized representative of DTC.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking, société anonyme, Luxembourg, which we refer to as “Clearstream,” or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as “Euroclear,” in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their United States depositaries, which in turn will hold such interests in customers’ securities accounts in the United States depositaries’ names on the books of DTC.

We have obtained the information in this section concerning DTC, Clearstream and Euroclear and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

We understand that:

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DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act.

•

DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants, which we refer to as “direct participants,” deposit with DTC.

•

DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts, which eliminates the need for physical movement of securities certificates.

•	Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

•

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, which we refer to as “DTCC”. DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries.

•

Access to the DTC system is also available to others, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, which we refer to as “indirect participants.”

•	The DTC rules applicable to direct and indirect participants are on file with the SEC.

We understand that Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participants and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.

We understand that Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., which we refer to as the “Euroclear Operator,” under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, which we refer to as the “Cooperative.” All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters or the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•

upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•

ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or a global note.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be solely responsible for those payments.

Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the United States depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the United States depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between participants in DTC, on the one hand, and Clearstream or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the United States depositary. Such cross-market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the United States depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream and Euroclear participants may not deliver instructions directly to their United States depositaries.

Because of time zone differences, the securities account of a Clearstream or Euroclear participant purchasing an interest in a note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Clearstream or Euroclear participant, during the securities settlement processing day (which must be a business day for Clearstream or Euroclear) immediately following the settlement date of DTC. We understand that cash received in Clearstream or Euroclear as a result of sales of interests in a note by or through a Clearstream or Euroclear participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Clearstream or Euroclear cash account only as of the business day for Clearstream or Euroclear following DTC’s settlement date.

Although we understand that DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of interests in the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Clearstream or Euroclear or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by a global note upon surrender by DTC of the global note if:

•

DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Exchange Act, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered or willing or able to act as a depositary;

•	an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or

•	we determine not to have the notes represented by a global note.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax considerations applicable to U.S. holders (as defined below) and non-U.S. holders (as defined below) with respect to the ownership and disposition of notes acquired in this offering. This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated under the Code and administrative rulings and judicial decisions, each as in effect as of the date of this prospectus supplement. These authorities may change, possibly with retroactive effect, and any change could affect the accuracy of the statements and conclusions set forth herein.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of a note that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds any notes, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding notes should consult their tax advisors regarding the tax consequences to them of the ownership and disposition of notes.

This discussion is limited to holders who purchase the notes in the initial offering at their “issue price” (the first price at which a substantial amount of the notes is sold for cash (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers)) and who hold the notes as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the tax considerations applicable to subsequent purchasers of the notes. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of such holder’s particular circumstances or that may apply to holders subject to special rules under the U.S. federal income tax laws (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, holders who hold the notes as part of a hedge, straddle, constructive sale or conversion transaction, “controlled foreign corporations,” and “passive foreign investment companies”). This discussion also does not address U.S. federal tax laws other than those pertaining to the income tax, nor does it address any aspects of U.S. state, local or non-U.S. taxes. In addition, this discussion does not address the tax consequences of the ownership and disposition of the notes arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF THE NOTES. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS) OF OWNING AND DISPOSING OF THE NOTES.

U.S. Holders

Payments of Interest

It is anticipated, and this discussion assumes, that the issue price of the notes will be equal to the stated principal amount or if the issue price is less than the stated principal amount, the difference will be a de minimis amount (as set forth in applicable Treasury regulations). In such case (subject to the discussion below under “—Additional Payments”), interest on a note generally will be taxable to a U.S. holder as ordinary income at the time it is received or accrued in accordance with the U.S. holder’s usual method of accounting for tax purposes. If, however, the issue price of the notes is less than the stated principal amount and the difference is more than a de minimis amount (as set forth in applicable Treasury regulations), a U.S. holder will be required to include the difference in income as original issue discount as it accrues in accordance with a constant yield method (as set forth in applicable Treasury regulations).

Additional Payments

We may be required to redeem the notes at amounts in excess of accrued interest and principal on the notes under certain circumstances. The possibility of such additional payments may implicate special rules under Treasury regulations governing “contingent payment debt instruments.” According to those regulations, the possibility that additional payments will be made will not affect the amount of income a U.S. holder recognizes in advance of such payments, if, as of the date the notes are issued, there is only a remote chance that such payments will be made. We have determined, and intend to take the position, that the likelihood such additional payments will be made is remote within the meaning of the applicable Treasury regulations. If any additional payments are in fact made, U.S. holders generally will be required to recognize such amounts as income.

Our determination that these contingencies are remote is binding on a U.S. holder, unless such holder discloses it is taking a different position to the U.S. Internal Revenue Service (the “IRS”) in the manner required by the applicable Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a holder might be required to include income on its notes in excess of stated interest calculated without regard to such contingencies and might be required to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note. In the event a contingency occurs, it may affect the amount, timing and character of the income or loss recognized by a holder. The remainder of this disclosure assumes that the notes will not be considered contingent payment debt instruments.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes

A U.S. holder generally will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a note equal to the difference, if any, between (1) the sum of the cash and the fair market value of any property received on such disposition (other than amounts properly attributable to accrued but unpaid interest, which amounts will be treated as interest income as described above under “—Payments of Interest” to the extent not previously included in income) and (2) such U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will be equal to the amount that such U.S. holder paid for the note. Any gain or loss recognized on a taxable disposition of a note will generally be capital gain or loss, and will be long-term capital gain or loss, if, at the time of such disposition, the U.S. holder held the note for a period of more than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information reporting generally will apply to payments of interest on the notes and to the proceeds of a sale or other taxable disposition of a note paid to a U.S. holder unless the U.S. holder is an exempt recipient. U.S. federal backup withholding (currently, at a rate of 28%) will apply to such payments if the U.S. holder fails to provide us or our paying agent with a properly completed and executed IRS Form W-9 providing such U.S. holder’s correct taxpayer identification number and certifying that such U.S. holder is not subject to backup withholding or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished timely to the IRS.

Non-U.S. Holders

Payments of Interest

Subject to the discussion below under “—Information Reporting and Backup Withholding” and “—Recent Legislative Developments,” payments of interest on the notes to a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax under the “portfolio interest exemption,” provided that:

•

such payments are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (or, in the case of an income tax treaty resident, are not attributable to a permanent establishment of the non-U.S. holder in the United States);

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-U.S. holder is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the Code; and

•

either (1) the beneficial owner of the notes provides us or our paying agent with a properly completed and executed IRS Form W-8BEN certifying, under penalties of perjury, that it is not a “U.S. person” (as defined in the Code) and providing its name and address or (2) a financial institution that holds the notes on behalf of the beneficial owner certifies to us or our paying agent, under penalties of perjury, that it has received such properly completed and executed IRS Form W-8BEN from the beneficial owner and provides us with a copy thereof.

If a non-U.S. holder cannot satisfy the requirements of the “portfolio interest exemption” described above, payments of interest made to the non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, unless such interest is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States) and such non-U.S. holder provides us or our paying agent with a properly completed and executed IRS Form W-8ECI. In order to claim an exemption from or reduction of withholding under an applicable income tax treaty, a non-U.S. holder generally must furnish to us or our paying agent a properly executed IRS

Form W-8BEN prior to the payment date. Non-U.S. holders eligible for an exemption from or reduced rate of U.S. federal withholding tax under an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for claiming any such benefits.

Interest paid to a non-U.S. holder that is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States) generally is not subject to U.S. federal withholding tax, provided that the non-U.S. holder complies with applicable certification and other requirements. Instead, such interest generally will be subject to U.S. federal income tax on a net income basis and at the graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes

Subject to the discussion below under “—Information Reporting and Backup Withholding” and “—Recent Legislative Developments,” except with respect to accrued and unpaid interest (which will be treated as described above under “—Non-U.S. Holders—Payments of Interest”), a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange, redemption or other taxable disposition of a note unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States); or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a foreign corporation also may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S. source capital losses, if any, of the non-U.S. holder.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of interest paid to such non-U.S. holder and the amount of tax, if any, withheld with respect to such payments. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. This information may also be made available to the tax authorities in the country in which a non-U.S. holder resides or is established pursuant to the provisions of a specific treaty or agreement with those tax authorities.

U.S. backup withholding tax (currently, at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Interest paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides us or our paying agent with a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Under Treasury regulations, the payment of proceeds from the disposition of a note by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the non-U.S. holder provides a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying such non-U.S. holder’s non-U.S. status or by otherwise establishing an exemption. The payment of proceeds from the disposition of notes by a non-U.S. holder effected at a non-U.S. office of a U.S. broker or a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting (but not backup withholding) unless such non-U.S. holder provides a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying such non-U.S. holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding will apply if the disposition is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished timely to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

Recent Legislative Developments

Under recently enacted legislation and administrative guidance, a U.S. federal withholding tax of 30% generally will be imposed on certain payments made after December 31, 2013 to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of the institution, as well as certain account holders that are foreign entities with U.S. owners). Under the legislation and administrative guidance, a U.S. federal withholding tax of 30% generally also will be imposed on certain payments made after December 31, 2013 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying its direct and indirect U.S. owners. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. These withholding taxes would be imposed on interest paid on the notes after December 31, 2013, and on gross proceeds from sales or other dispositions of the notes paid after December 31, 2014, in each case, to foreign financial institutions (including in their capacity as agents or custodians for beneficial owners of the notes) or non-financial foreign entities that fail to satisfy the above requirements. However, under recently proposed regulations, these withholding taxes would not be imposed on payments made on or gross proceeds from sales or other dispositions of certain debt instruments and other “obligations” within the meaning of such proposed regulations that are outstanding on January 1, 2013. Non-U.S. holders should consult with their own tax advisors regarding the possible implications of this legislation and related administrative guidance on their investment in the notes.

UNDERWRITING

Walgreens and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Floating Rate Notes due 2014	Principal Amount of Notes due 2015	Principal Amount of Notes due 2017	Principal Amount of Notes due 2022	Principal Amount of Notes due 2042
Goldman, Sachs & Co.	$159,500,000	$217,500,000	$290,000,000	$348,000,000	$145,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	159,500,000	217,500,000	290,000,000	348,000,000	145,000,000
J.P. Morgan Securities LLC.	57,750,000	78,750,000	105,000,000	126,000,000	52,500,000
Morgan Stanley & Co. LLC	57,750,000	78,750,000	105,000,000	126,000,000	52,500,000
Wells Fargo Securities, LLC	57,750,000	78,750,000	105,000,000	126,000,000	52,500,000
Mitsubishi UFJ Securities (USA), Inc.	18,425,000	25,125,000	33,500,000	40,200,000	16,750,000
Mizuho Securities USA Inc.	18,425,000	25,125,000	33,500,000	40,200,000	16,750,000
KKR Capital Markets LLC.	10,450,000	14,250,000	19,000,000	22,800,000	9,500,000
U.S. Bancorp Investments, Inc.	5,225,000	7,125,000	9,500,000	11,400,000	4,750,000
The Williams Capital Group, L.P.	5,225,000	7,125,000	9,500,000	11,400,000	4,750,000

Total	$550,000,000	$750,000,000	$1,000,000,000	$1,200,000,000	$500,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.1% of the principal amount, in the case of the floating rate notes, 0.2% of the principal amount, in the case of the notes due 2015, 0.3% of the principal amount, in the case of the notes due 2017, 0.4% of the principal amount, in the case of the notes due 2022 and 0.5% of the principal amount, in the case of the notes due 2042. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.1% of the principal amount in the case of the floating rate notes, 0.1% of the principal amount, in the case of the notes due 2015, 0.2% of the principal amount, in the case of the notes due 2017, 0.25% of the principal amount, in the case of the notes due 2022 and 0.25% of the principal amount, in the case of the notes due 2042. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. Walgreens has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

Walgreens estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $5.3 million. The company has agreed to indemnify the several underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including certain liabilities under the Securities Act of 1933.

Stabilization and Short Positions

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. These transactions may be effected in the over-the-counter market or otherwise.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the issuer for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to Walgreens and to persons and entities with relationships with Walgreens, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of Walgreens (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with Walgreens. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

CONFLICTS OF INTEREST

Affiliates of certain of the underwriters are lenders and/or agents under the bridge term loan. A conflict of interest may arise if any one affiliate receives more than 5% of the proceeds from this offering. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated will each receive, and other underwriters may receive, more than 5% of the proceeds from this offering. See “Use of Proceeds.” This offering will be made in compliance with the requirements of the Financial Industry Regulatory Authority Rule 5121. Because the notes offered hereby will be rated investment grade, pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary.

LEGAL MATTERS

The legality of the notes offered by this prospectus supplement will be passed upon for us by Watchell, Lipton, Rosen & Katz, New York, New York. Certain legal matters relating to the law of the State of Illinois will be passed upon by Thomas J. Sabatino, Jr., Executive Vice President, General Counsel and Corporate Secretary of Walgreens. Certain legal matters related to the offering will be passed upon for the underwriters by Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS

The consolidated financial statements and financial statement schedule incorporated in this prospectus supplement by reference from the Walgreen Co. Annual Report on Form 10-K for the fiscal year ended August 31, 2011 and the effectiveness of our internal control over financial reporting for the fiscal year ended August 31, 2011 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Alliance Boots GmbH as of March 31, 2012 and 2011, and for each of the years in the three-year period ended March 31, 2012, have been incorporated by reference herein in reliance upon the report of KPMG Audit Plc, independent auditor, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INDUSTRY AND MARKET DATA

We obtained or created the market and competitive position data used throughout this prospectus supplement and the documents incorporated by reference herein from research, surveys or studies conducted by third parties, information provided by customers and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications and other information is reliable, neither we nor the underwriters have independently verified such data and neither we nor the underwriters make any representation as to the accuracy of such information.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings also are available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov. In addition, reports, proxy statements and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or of the NASDAQ Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

We filed a registration statement on Form S-3 to register with the SEC the securities described in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus is part of that registration statement. As permitted by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our securities.

The SEC allows us to incorporate by reference into this document the information we file with the SEC. This means that we can disclose important information to you by referring you to other documents that we identify as part of this prospectus supplement and the accompanying prospectus. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus.

We incorporate by reference the documents listed below:

1.	Annual Report on Form 10-K for the fiscal year ended August 31, 2011;

2.	Quarterly Reports on Form 10-Q for the fiscal quarters ended November 30, 2011, February 29, 2012 (as amended) and May 31, 2012 (as amended); and

3.	Current Reports on Form 8-K filed on October 17, 2011, January 17, 2012, April 13, 2012, June 19, 2012 (two Current Reports), July 16, 2012, July 19, 2012, July 26, 2012 and August 6, 2012 (as amended by the Form 8-K/A filed on September 10, 2012).

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than documents or information deemed to have been furnished and not filed in accordance with SEC rules), on or after the date of this prospectus supplement until we have terminated the offering. Those documents will become a part of this prospectus supplement and the accompanying prospectus from the date that the documents are filed with the SEC. Information that becomes a part of this prospectus supplement and the accompanying prospectus after the date of this prospectus supplement will automatically update and may replace information in this prospectus supplement and the accompanying prospectus and information previously filed with the SEC.

You may request a copy of any of these documents from us without charge, excluding certain exhibits to the documents, by writing or telephoning us at the following address:

Walgreen Co.

108 Wilmot Road

Deerfield, Illinois 60015

Telephone: (847) 315-2500

Attention: Investor Relations

Documents may also be available on our website at www.walgreens.com. We do not intend our website address to be an active link and information contained on our website does not constitute a part of this prospectus or any accompanying prospectus supplement (or any document incorporated by reference herein or therein).

PROSPECTUS

Walgreen Co.

Debt Securities

We may offer from time to time debt securities. This prospectus provides you with a general description of the securities we may offer. We will provide you with the specific terms and the public offering prices of these securities in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement, as well as the documents incorporated by reference in this prospectus and the applicable prospectus supplement, carefully before you invest.

The debt securities may be offered and sold to or through underwriters, dealers or agents as designated from time to time, or directly to one or more other purchasers or through a combination of such methods. See “Plan of Distribution.” If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

You should carefully consider the risk factors included and incorporated by reference in this prospectus and the applicable prospectus supplement before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 18, 2011.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, under a shelf registration process. Under this shelf registration process, we may sell debt securities under this prospectus in one or more offerings from time to time. This prospectus provides you with a general description of the debt securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus, and accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information”.

The prospectus supplement will describe: the terms of the debt securities offered, any initial public offering price, the price paid to us for the debt securities, the net proceeds to us, the manner of distribution and any underwriting compensation and the other specific material terms related to the offering of these securities. For more detail on the terms of the debt securities, you should read the exhibits filed with or incorporated by reference in our registration statement of which this prospectus forms a part.

In this prospectus we use the terms “Walgreens”, the “Company”, “we”, “us”, and “our” to refer to Walgreen Co. and our consolidated subsidiaries. References to “securities” include any security that we might sell under this prospectus or any prospectus supplement. References to “$” and “dollars” are to United States dollars.

This prospectus contains summaries of certain provisions contained in key documents described in this prospectus. All of the summaries are qualified in their entirety by the actual documents, which you should review before making your investment decision. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information”.

Because we are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended, or the Securities Act, we may add to and offer additional securities by filing a prospectus supplement with the SEC at the time of the offer.

You should rely only on the information contained or incorporated by reference in this prospectus, in any accompanying prospectus supplement or in any free writing prospectus filed by us with the SEC. Neither we nor any underwriter has authorized anyone to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus, any prospectus supplement or any free writing prospectus is accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or any sale of debt securities. Our business, financial condition, results of operations and prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings also are available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov. In addition, reports, proxy statements and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or of the NASDAQ Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

We filed a registration statement on Form S-3 to register with the SEC the securities described in this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our securities.

The SEC allows us to incorporate by reference into this document the information we file with the SEC. This means that we can disclose important information to you by referring you to other documents that we identify as part of this prospectus. The information incorporated by reference is considered to be part of this prospectus.

We incorporate by reference the documents listed below:

1. Annual Report on Form 10-K for the fiscal year ended August 31, 2010;

2. Quarterly Reports on Form 10-Q for the fiscal quarters ended November 30, 2010, February 28, 2011 (as amended by the Form 10-Q/A filed on April 6, 2011) and May 31, 2011; and

3. Current Reports on Form 8-K filed on October 6, 2010, November 12, 2010, December 6, 2010, January 19, 2011, March 9, 2011, March 24, 2011, April 14, 2011, June 21, 2011 and July 15, 2011.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference in this prospectus.

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than documents or information deemed to have been furnished and not filed in accordance with SEC rules), on or after the date of this prospectus until we have terminated the offering. Those documents will become a part of this prospectus from the date that the documents are filed with the SEC. Information that becomes a part of this prospectus after the date of this prospectus will automatically update and may replace information in this prospectus and information previously filed with the SEC.

You may request a copy of any of these documents from us without charge, excluding certain exhibits to the documents, by writing or telephoning us at the following address:

Walgreen Co.

200 Wilmot Road

Deerfield, Illinois 60015

Telephone: (847) 315-2500

Attention: Investor Relations

Documents may also be available on our website at investor.walgreens.com. We have included our website address for the information of prospective investors and do not intend it to be an active link to our website. Information contained on our website does not constitute a part of this prospectus or any accompanying prospectus supplement (or any document incorporated by reference herein or therein), and you should not rely on that information in making your investment decision unless that information is also in this prospectus or has been expressly incorporated by reference into this prospectus.

THE COMPANY

Walgreen Co., together with its subsidiaries, operates the largest drugstore chain in the United States with net sales of $67.4 billion in the fiscal year ended August 31, 2010. We provide our customers with convenient, multichannel access to consumer goods and services, and pharmacy, health and wellness services in communities across America. We offer our products and services through drugstores, as well as through mail, by telephone, and via the Internet. As of June 30, 2011, the company operated 7,733 drugstores in all 50 states, the District of Columbia and Puerto Rico.

We sell prescription and non-prescription drugs, as well as general merchandise, including household products, convenience foods, personal care, beauty care, candy, photofinishing and seasonal items. Our pharmacy services include retail, specialty, infusion, medical facility, long-term care and mail service, as well as respiratory services. These services help improve health outcomes and manage costs for payers including employers, managed care organizations, health systems, pharmacy benefit managers and the public sector. Our Take Care Health Systems subsidiary is a manager of worksite health centers and in-store convenient care clinics, with more than 700 locations throughout the United States.

Our principal executive offices are located at 200 Wilmot Road, Deerfield, Illinois, 60015. Our telephone number is (847) 315-2500.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference into this prospectus, includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements include all statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and the plans and objectives of management for future operations. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “will,” “project,” “intend,” “plan,” “continue,” “sustain,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, known or unknown to us, including, but not limited to, those described in Item 1A “Risk Factors” of our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, and in other documents that we file or furnish with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, we do not undertake, and expressly disclaim, any duty or obligation to update publicly any forward-looking statement after the date the statement is made, whether as a result of new information, future events, changes in assumptions or otherwise.

We use or incorporate by reference in this prospectus data and industry forecasts which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the last five fiscal years and for the nine months ended May 31, 2011 is set forth below. For the purpose of computing these ratios, “earnings” consist of earnings before income tax provision, interest and the portions of rentals representative of the interest factor. “Fixed charges” consist of interest expense (which includes amortization of capitalized debt issuance costs), capitalized interest and the portions of rentals representative of the interest factor.

	Nine Months Ended May 31, 2011	Fiscal Years Ended August 31,
		2010	2009	2008	2007	2006
Ratio of earnings to fixed charges	4.48x	4.06x	4.16x	5.05x	5.33x	5.25x

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, the net proceeds from the sale of the securities to which this prospectus relates will be used for general corporate purposes. Until we apply the proceeds from the sale of the securities, we may temporarily invest any proceeds that are not immediately applied to the above purposes in United States government or agency obligations, commercial paper, money market accounts, short-term marketable securities, bank deposits or certificates of deposit, repurchase agreements collateralized by United States government or agency obligations or other short-term investments.

DESCRIPTION OF DEBT SECURITIES

The following summarizes the material provisions of the debt securities to which a prospectus supplement may relate. We may issue debt securities from time to time in one or more series. Each time we offer debt securities, the prospectus supplement related to that offering will describe the applicable terms.

As required by United States federal law for all bonds and notes of companies that are publicly offered, the debt securities will be governed by a document called an “indenture.” An indenture is a contract to be entered into by us and a financial institution, acting as trustee on your behalf. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles:

•	First, subject to some limitations, the trustee can enforce your rights against us if we default.

•	Second, the trustee performs certain administrative duties for us, which include sending you notices and, if the trustee also performs the service of paying agent, interest payments.

Because this section is a summary of the material terms, it does not describe every aspect of the debt securities. We urge you to read the indenture governing the debt securities because it, and not this description, defines your rights as a holder of debt securities. The indenture is filed as an exhibit to the registration statement of which this prospectus forms a part. This description is not complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the indenture covering the debt securities, as described below, including definitions of some terms used in the indenture. The indenture is subject to any amendments or supplements that we may enter into from time to time, as permitted under the indenture.

References to “Walgreens”, “we”, “us” and “our” in this section are only to Walgreen Co. and not to its subsidiaries.

General

Unless otherwise provided in the applicable prospectus supplement, the debt securities will be unsecured senior obligations of our company. As senior debt securities, they will rank equally with all of our other unsecured and unsubordinated indebtedness.

Our debt securities are effectively subordinated to all existing and future indebtedness and other liabilities, including trade payables and capital lease obligations, of any of our subsidiaries. This may affect your ability to receive payments on our debt securities.

The indenture provides for the issuance by us from time to time of debt securities in one or more series. The indenture does not limit the aggregate principal amount of debt securities we may issue under the indenture. In addition, the indenture does not limit the amount of other indebtedness or debt securities, other than certain secured indebtedness to the extent described in the prospectus supplement relating to that series of debt securities that may be issued by Walgreens or its subsidiaries.

The indenture sets forth the specific terms of any series of debt securities or provides that such terms will be set forth in, or determined pursuant to, an authorizing resolution and officers’ certificate or a supplemental indenture, if any, relating to that series.

You should read the prospectus supplement relating to a particular series of debt securities for the following terms of the series of debt securities offered by that prospectus supplement and this prospectus:

•	the title of the debt securities and the series in which the debt securities will be included, which may include medium-term notes;

•	any limit upon the aggregate principal amount of the debt securities;

•	the date or dates, or the method or methods, if any, by which the date or dates on which the principal of the debt securities will be payable shall be determined;

•

the rate or rates at which the debt securities will bear interest, if any, which rate may be zero in the case of some debt securities issued at an issue price representing a discount from the principal amount payable at maturity, or the method by which the rate or rates will be determined (including, if applicable, any remarketing option or similar method), and the date or dates from which the interest, if any, will accrue or the method by which the date or dates will be determined;

•	the date or dates on which the interest, if any, on the debt securities will be payable and any regular record dates applicable to the date or dates on which interest will be so payable;

•

whether and under what circumstances additional amounts, if any, on the debt securities or any of them will be payable and, if so, whether and on what terms we will have the option to redeem the debt securities in lieu of paying the additional amounts (and the terms of the option);

•

the place or places where the principal of, any premium or interest on or any additional amounts with respect to the debt securities will be payable, any of the debt securities that are registered securities may be surrendered for registration of transfer or exchange, and any debt securities may be surrendered for conversion or exchange;

•

whether any of the debt securities may be redeemed at our option and, if so, the date or dates on which, the period or periods within which, the price or prices at which, and the other terms and conditions upon which the debt securities may be redeemed, in whole or in part;

•

whether we will be obligated to redeem or purchase any of the debt securities pursuant to any sinking fund or analogous provision or at the option of any holder of the debt securities and, if so, the date or dates on which, the period or periods within which, the price or prices at which, and the other terms and conditions upon which the debt securities will be redeemed or purchased, in whole or in part, and any provisions for the remarketing of the debt securities so redeemed or purchased;

•

if other than denominations of $2,000 and integral multiples of $1,000 in excess thereof, the denominations in which any registered securities will be issuable and, if other than a denomination of $5,000, the denominations in which any bearer securities will be issuable;

•

if other than the principal amount, the portion of the principal amount (or the method by which such portion will be determined) of the debt securities that will be payable upon declaration of acceleration of maturity;

•

if other than United States dollars, the currency of payment, including composite currencies, of the principal of, any premium or interest on or any additional amounts with respect to any of the debt securities;

•

whether the principal of, any premium or interest on or any additional amounts with respect to the debt securities will be payable, at the election of Walgreens or a holder, in a currency other than that in which the debt securities are stated to be payable and the date or dates on which, the period or periods within which, and the other terms and conditions upon which, the election may be made;

•	any index, formula or other method used to determine the amount of payments of principal of, any premium or interest on or any additional amounts with respect to debt securities;

•	whether the debt securities are to be issued in the form of one or more global securities and, if so, the identity of the depositary for the global security or securities;

•	any deletions from, modifications of or additions to the events of default or covenants of Walgreens with respect to the debt securities;

•

whether some of the provisions relating to the discharge, defeasance and covenant defeasance described below under “—Discharge, Defeasance and Covenant Defeasance” will be applicable to the debt securities; and

•	any other terms of the debt securities and any other deletions from or modifications or additions to the indenture in respect of the debt securities.

Unless otherwise provided in the prospectus supplement relating to any series of debt securities, the principal, premium, interest and additional amounts, if any, will be payable at the office or agency maintained by us (initially a corporate trust office designated by the Trustee); provided that payment of interest on registered securities may be made by check mailed to the payee at the addresses of the persons appearing on the security register or by transfer to an account maintained by the payee with a bank located in the United States. In the case of registered securities, interest on the debt securities will be payable on any interest payment date to the persons in whose names the debt securities are registered at the close of business on the record date. All paying agents initially designated by us for the debt securities of a particular series will be named in the prospectus supplement relating to those debt securities. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the affected debt securities.

Unless otherwise provided in the prospectus supplement relating to any series of debt securities, the debt securities may be presented for transfer (duly endorsed or accompanied by a written instrument of transfer, if so required by us or the security registrar) or exchanged for other debt securities of the same series (containing identical terms and provisions, in any authorized denominations, and of a like aggregate principal amount) at the office or agency maintained by us (initially a corporate trust office designated by the Trustee). The transfer or exchange will be made without service charge, but we may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses payable in connection with any registration of transfer or exchange of debt securities. We will not be required to (1) issue, register the transfer of, or exchange, debt securities during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of any of the debt securities of that series and ending at the close of business on the day of the mailing of the notice of redemption or (2) register the transfer of or exchange any debt security so selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

We have appointed the Trustee as security registrar. Any transfer agent (in addition to the security registrar) initially designated by us for any series of debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the affected debt securities.

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be issued only in fully registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The debt securities may be represented in whole or in part by one or more global debt securities registered in the name of a depositary or its nominee and, if so represented, interests in the global debt security will be shown on, and transfers will be effected only through, records maintained by the designated depositary and its participants as described below. Where debt securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and United States federal income tax considerations, applicable to the those debt securities and to payment on and transfer and exchange of those debt securities will be described in the applicable prospectus supplement.

We may issue debt securities with terms different from those of debt securities that may already have been issued. Without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of that series without limit unless the reopening was restricted when that series was created.

There is no requirement that we issue debt securities in the future under the same indenture, and we may use other indentures or documentation, containing materially different provisions in connection with future issues of other debt securities.

We may issue the debt securities as original issue discount securities, which are debt securities, including any zero-coupon debt securities, that are issued and sold at a discount from their stated principal amount. Original issue discount securities provide that, upon acceleration of their maturity, an amount less than their principal amount will become due and payable. We will describe the United States federal income tax consequences and other considerations applicable to original issue discount securities in any prospectus supplement relating to them.

In addition, special United States federal income tax considerations or other restrictions or other terms applicable to any debt securities offered exclusively to foreigners or denominated in a currency other than United States dollars may also be set forth in the prospectus supplement, if applicable.

We will comply with Section 14(c) of the Exchange Act, and any other tender offer rules within the Exchange Act, which may then be applicable, if we are obligated to purchase debt securities at the option of the holders of the securities. Any obligation applicable to a series of debt securities will be described in the applicable prospectus supplement.

Unless otherwise described in a prospectus supplement relating to any series of debt securities, the indenture does not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving our company. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating. Reference is made to the prospectus supplement relating to the particular series of debt securities being offered for information about any deletions from, modifications or additions to the events of default described below or covenants of Walgreens in the indenture, including any addition of a covenant or other provisions providing event risk or similar protection.

Conversion and Exchange

If any debt securities are convertible, they may be convertible into or exchangeable for securities, property or cash, or a combination of the foregoing, and the prospectus supplement will explain the terms and conditions of such conversion or exchange, including:

•	the securities, property or cash into which the debt securities are convertible or for which they are exchangeable;

•	the conversion price or exchange ratio, or the calculation method for such price or ratio;

•	the conversion or exchange period, or how such period will be determined;

•	if conversion or exchange will be mandatory or at the option of the holder or our company;

•	provisions for adjustment of the conversion price or the exchange ratio;

•	provisions affecting conversion or exchange in the event of the redemption of the debt securities; and

•	any other terms of the debt securities that are consistent with the provisions of the indenture.

Such terms may also include provisions under which the number or amount of other securities or property to be received by the holders of such debt securities upon conversion or exchange would be calculated according to the market price of such other securities or property as of a time stated in the prospectus supplement.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global debt securities (each a “Global Security”) that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to that particular series.

The specific terms of a depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement relating to that particular series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a Global Security, the depositary for the Global Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the Global Security. These accounts will be designated by the underwriters or agents with respect to such debt securities or by us if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a Global Security will be limited to persons that may hold interests through participants. Ownership of beneficial interests in such a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee (with respect to interests of participants) for such Global Security and on the records of participants (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a Global Security.

So long as the depositary for a Global Security, or its nominee, is the registered owner of the Global Security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the Global Security for all purposes under the indenture governing these debt securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have debt securities of the series represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of a series in definitive form and will not be considered the owners or holders of the debt securities under the indenture.

Principal of, any premium and interest on, and any additional amounts with respect to debt securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the Global Security representing the debt securities. None of Walgreens, the Trustee, the paying agent or the security registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for the debt securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on, or additional amounts with respect to debt securities, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the Global Security for the debt securities as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the sole responsibility of the participants.

The indenture provides that if (1) the depositary for a series of debt securities notifies us that it is unwilling or unable to continue as depositary or if the depositary ceases to be eligible under the indenture and a successor depositary is not appointed by us within 90 days of written notice, (2) we determine that the debt securities of a particular series will no longer be represented by Global Securities and execute and deliver to the Trustee a company order to that effect or (3) an event of default with respect to a series of debt securities has occurred and is continuing and the depositary requests the issuance of certificated notes, the Global Securities will be exchanged for debt securities of a series in definitive form of like tenor and of an equal aggregate principal amount, in authorized denominations. The definitive debt securities will be registered in such name or names as the depositary instructs the Trustee. We expect that these instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in Global Securities.

Events of Default

Each of the following events will constitute an event of default under the indenture with respect to any series of debt securities issued:

•

default in the payment of any interest on any debt security of the series, or any additional amounts payable, when interest or additional amounts become due and payable, and continuance of such default for a period of 30 days;

•

default in the payment of the principal of or any premium on any debt security of the series, or any additional amounts payable, when principal, premium or additional amounts become due and payable at maturity, upon any redemption, upon declaration of acceleration or otherwise;

•	default in the deposit of any sinking fund payment, when and as due by the terms of any debt security of the series;

•

default in the performance, or breach, of any covenant or warranty of Walgreens contained in the indenture for the benefit of the series or in the debt securities of the series (other than a covenant or warranty a default in the performance or the breach of which is dealt with elsewhere in the indenture or which is expressly included in the indenture solely for the benefit of a series of debt securities other than such series), and the continuance of such default or breach for a period of 60 days after written notice as provided in the indenture;

•

if any event of default as defined in any mortgage, indenture or instrument under which any of our debt is issued, secured or evidenced (including any event of default under any other series of debt securities), whether the debt now exists or is created or incurred in the future, happens and consists of the default in the payment of more than $100 million in principal amount of the debt at its maturity (after giving effect to any applicable grace period) or results in more than $100 million of the debt becoming or being declared due and payable before it is otherwise due and payable; provided, however, that, if the default under the mortgage, indenture or instrument is cured by us, or waived by the holders of the debt, in each case as may be permitted by the mortgage, indenture or instrument, then the event of default under the indenture governing the debt securities caused by such default will be deemed likewise to be cured or waived;

•	particular events in bankruptcy, insolvency or reorganization of Walgreens; and

•	any other event of default under the indenture with respect to debt securities of the series.

No event of default with respect to a particular series of debt securities issued under the indenture necessarily constitutes an event of default with respect to any other series of debt securities issued thereunder. Any modifications to the foregoing events of default will be described in any prospectus supplement.

The indenture provides that if an event of default with respect to the debt securities of any series (other than an event of default described in the sixth bullet above) occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series by written notice as provided in the indenture may declare the principal amount (or a lesser amount as may be provided for in the debt securities of the series) of all outstanding debt securities of the series to be due and payable immediately. At any time after a declaration of acceleration is made, but before a judgment or decree for payment of money is obtained by the Trustee, and subject to applicable law and particular other provisions of the indenture, the holders of a majority in aggregate principal amount of the debt securities may, under some circumstances, rescind and annul acceleration.

An event of default described in the sixth bullet above (relating to events in bankruptcy, insolvency or reorganization of Walgreens) will cause the principal amount and accrued interest (or a lesser amount as provided for in the debt securities of the series) to become immediately due and payable without any declaration or other act by the Trustee or any holder.

The indenture provides that, within 90 days after the occurrence of a default with respect to the debt securities of any series, the Trustee will deliver, in the manner set forth in the indenture, a notice of default to the holders of the debt securities of the series unless the default has been cured or waived. Except in the case of a default in the payment of principal of, or premium, if any, or interest, if any, on, or additional amounts or any sinking fund or purchase fund installment with respect to, any debt security of the series, the Trustee may withhold notice if it in good faith determines that the withholding of the notice is in the best interest of the holders of debt securities of the series. Further, in the case of any default specified in the fourth bullet of the first paragraph above, no notice of default will be given to holders of the debt securities of the affected series until at least 60 days after the occurrence thereof.

If an event of default occurs and is continuing with respect to the debt securities of any series, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of debt securities of the series by all appropriate judicial proceedings.

The indenture provides that, subject to the duty of the Trustee to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of the holders of the debt securities, unless the holders offer to the Trustee reasonable indemnity.

Subject to the provisions for the indemnification of the Trustee, and subject to applicable law and particular other provisions of the indenture, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of the series.

Under the indenture, we are required annually to furnish to the Trustee a statement as to performance by us of some of our obligations under the indenture and as to any default in such performance. We are also required to deliver to the Trustee a written notice within five business days after becoming aware of any event of default or any event which after notice or lapse of time or both would constitute an event of default under the fourth bullet point above.

Modification and Waiver

The indenture may be modified or amended by us and the Trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment; provided, however, that no modification or amendment may, without the consent of the holder of each outstanding debt security affected by the modification or amendment:

•	change the stated maturity of the principal of, or any premium or installment of interest on, or any additional amounts with respect to, any debt security;

•

reduce the principal amount of, or the rate (or modify the calculation of the rate in a manner that may reduce the rate) of interest on, or any additional amounts with respect to, or any premium payable upon the redemption of any debt security or otherwise;

•

change our obligation to pay additional amounts with respect to any debt security or reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity or the amount provable in bankruptcy;

•	change the redemption provisions of any debt security or adversely affect the right of repayment at the option of any holder of any debt security;

•	change the place of payment or the currency in which the principal of, any premium or interest on or any additional amounts with respect to any debt security is payable;

•

impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt security (or, in the case of redemption, on or after the redemption date or, in the case of repayment at the option of any holder, on or after the date for repayment);

•	reduce the percentage in principal amount of the outstanding debt securities, the consent of whose holders is required in order to take certain actions;

•	reduce the requirements for quorum or voting by holders of debt securities in the indenture;

•

modify any of the provisions in the indenture regarding the waiver of past defaults and the waiver of some covenants by the holders of debt securities except to increase any percentage vote required or to provide that some other provisions of the indenture cannot be modified or waived without the consent of the holder of each debt security affected;

•	make any change that adversely affects the right to convert or exchange any debt security into or for shares of common stock of Walgreens or other debt securities in accordance with its terms; or

•	modify any of the provisions described in the immediately preceding bullets.

The holders of a majority in aggregate principal amount of the debt securities of any series may, on behalf of the holders of all debt securities of the series, waive our compliance with a number of restrictive provisions of the indenture. The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of the series, waive any past default and its consequences under the indenture with respect to the debt securities of the series, except a default (a) in the payment of principal of (or premium, if any), any interest on or any additional amounts with respect to debt securities of the series or (b) in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of each debt security of any series.

Discharge, Defeasance and Covenant Defeasance

We may discharge some obligations to holders of any series of debt securities not yet delivered to the Trustee for cancellation and that either became due and payable or will become due and payable within one year (or scheduled for redemption within one year) by depositing with the Trustee, in trust, funds in United States dollars or in the foreign currency in which the debt securities are payable in an amount sufficient to pay the entire indebtedness on the debt securities with respect to principal (and premium, if any), any additional amounts and interest to the date of deposit (if the debt securities have become due and payable) or to the maturity or redemption of the debt securities, as the case may be.

The indenture provides that, unless the provisions of the indenture relating to defeasance and discharge are made inapplicable to the debt securities of or within any series pursuant to the indenture, we may elect either:

•

to defease and be discharged from any and all obligations with respect to the debt securities (except for, among other things, the obligation to pay additional amounts, if any, upon the occurrence of particular events of taxation, assessment or governmental charge with respect to payments on the debt securities and other obligations to register the transfer or exchange of the debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency with respect to the debt securities and to hold moneys for payment in trust) (“defeasance”) or

•

to be released from our obligations with respect to the debt securities under certain covenants as described in the applicable prospectus supplement, and any omission to comply with these obligations will not constitute a default or an event of default with respect to the debt securities (“covenant defeasance”).

Defeasance or covenant defeasance, as the case may be, will be conditioned upon the irrevocable deposit by us with the Trustee, in trust, of an amount in United States dollars or in the foreign currency in which the debt securities are payable, or Government Obligations (as defined below), or both, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on the debt securities on the scheduled due dates (including any redemption date that we irrevocably specify at the time of defeasance or covenant defeasance) and any mandatory sinking fund payments or analogous payments, if applicable.

Such a trust may be established only if, among other things, (1) the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound, (2) no event of default or event that with notice or lapse of time or both would become an event of default with respect to the debt securities to be defeased occurred and is continuing on the date of establishment of the trust and, with respect to defeasance only, at any time during the period ending on the 91st day after such date and (3) we have delivered to the Trustee an opinion of counsel (as specified in the indenture) to the effect that the holders of the debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by us, a Revenue Ruling published by the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the indenture.

“Foreign Currency” means any currency, currency unit or composite currency, including, without limitation, the Euro, issued by the government of one or more countries other than the United States of America or by any recognized confederation or association of such governments.

“Government Obligations” means securities that are (1) direct obligations of the United States of America or the government or governments that issued the Foreign Currency in which the debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged, or (2) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government or governments that issued the Foreign Currency in which the debt securities of such series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or other government or governments, which, in the case of clauses (1) and (2), are not callable or redeemable at the option of the issuer or issuers, and also include a depositary receipt issued by a bank or trust company as custodian with respect to any Government Obligation or a specific payment of interest on or principal of or any other amount with respect to any Government Obligation held by the custodian for the account of the holder of the depositary receipt, provided that (except as required by law) the custodian is not authorized to make any deduction from the amount payable to the holder of the depositary receipt from any amount received by the custodian with respect to the Government Obligation or the specific payment of interest on or principal of or any other amount with respect to the Government Obligation evidenced by the depositary receipt.

If after we have deposited funds or Government Obligations to effect defeasance or covenant defeasance with respect to debt securities of any series, (a) the holder of a debt security of the series is entitled to, and does, elect pursuant to the indenture or the terms of the debt security to receive payment in a currency other than that in which the deposit has been made in respect of the debt security, or (b) a Conversion Event (as defined below) occurs in respect of the Foreign Currency in which the deposit has been made, the indebtedness represented by the debt security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on, and additional amounts, if any, with respect to such debt security as the debt security becomes due out of the proceeds yielded by converting the amount or other properties so deposited in respect of the debt security into the currency in which the debt security becomes payable as a result of such election or Conversion Event based on (x) in the case of payments made pursuant to clause (a) above, the applicable market exchange rate for the currency in effect on the second business day prior to the payment date, or (y) with respect to a Conversion Event, the applicable market exchange rate for the Foreign Currency in effect (as nearly as feasible) at the time of the Conversion Event.

“Conversion Event” means the cessation of use of (1) a Foreign Currency both by the government of the country or the confederation that issued the Foreign Currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community or (2) any currency unit or composite currency for the purposes for which it was established.

In the event that we effect covenant defeasance with respect to any debt securities and the debt securities are declared due and payable because of the occurrence of any event of default (other than an event of default with respect to any covenant as to which there has been covenant defeasance), if the amount in United States dollars or the Foreign Currency in which the debt securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on the debt securities at the time of the stated maturity or earlier redemption but is not sufficient to pay amounts due on the debt securities at the time of the acceleration resulting from the event of default, Walgreens will remain liable to make payment of the amounts due at the time of acceleration.

Governing Law

The indenture and the debt securities will be governed by, and construed and enforced in accordance with, the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in said state.

Relationship with the Trustee

The Trustee under the indenture, Wells Fargo Bank, National Association, is also the syndication agent, a lead arranger and a lender under our bank credit facilities.

PLAN OF DISTRIBUTION

We may sell our securities in any one or more of the following ways from time to time: (i) through agents; (ii) to or through underwriters; (iii) through brokers or dealers; (iv) directly by us to purchasers, including through a specific bidding, auction or other process; or (v) through a combination of any of these methods of sale. The applicable prospectus supplement will contain the terms of the transaction, name or names of any underwriters, dealers, agents and the respective amounts of securities underwritten or purchased by them, the initial public offering price of the securities, and the applicable agent’s commission, dealer’s purchase price or underwriter’s discount. Any dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts.

Any initial offering price, dealer purchase price, discount or commission may be changed from time to time.

The securities may be distributed from time to time in one or more transactions, at negotiated prices, at a fixed or fixed prices (that may be subject to change), at market prices prevailing at the time of sale, at various prices determined at the time of sale or at prices related to prevailing market prices.

Offers to purchase securities may be solicited directly by us or by agents designated by us from time to time. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.

If underwriters are utilized in the sale of any securities in respect of which this prospectus is being delivered, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are utilized in the sale of securities, unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters are subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any are purchased.

If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Transactions through brokers or dealers may include block trades in which brokers or dealers will attempt to sell securities as agent but may position and resell as principal to facilitate the transaction or in crosses, in which the same broker or dealer acts as agent on both sides of the trade. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold.

Offers to purchase securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof.

If so indicated in the applicable prospectus supplement, we may authorize agents and underwriters to solicit offers by certain institutions to purchase securities from us or at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the applicable prospectus supplement. Such delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement.

Agents, underwriters and dealers may be entitled under relevant agreements with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, underwriters and dealers may be required to make in respect thereof. The terms and conditions of any indemnification or contribution will be described in the applicable prospectus supplement.

Underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from us. Underwriters, broker-dealers or agents may also receive compensation from the purchasers of securities for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular underwriter, broker-dealer or agent might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions. In effecting sales, broker-dealers engaged by us may arrange for other broker-dealers to participate in the resales.

Each series of securities will be a new issue and will have no established trading market. We may elect to list any series of securities on an exchange, but, unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.

Agents, underwriters and dealers may engage in transactions with, or perform services for, us and our respective subsidiaries in the ordinary course of business.

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. An underwriter may carry out these transactions on a stock exchange, in the over-the-counter market or otherwise.

The place and time of delivery for securities will be set forth in the accompanying prospectus supplement for such securities.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement accompanying this prospectus, Drinker Biddle & Reath LLP will provide an opinion regarding the authorization and validity of the securities and other legal matters. As of July 15, 2011, attorneys of Drinker Biddle & Reath LLP participating in the preparation of this prospectus owned 2,600 shares of our common stock. Any underwriters, dealers or agents will be advised about the validity of the securities and other legal matters by their own counsel, which will be named in the prospectus supplement.

EXPERTS

The consolidated financial statements and financial statement schedule incorporated in this prospectus by reference from the Walgreen Co. Annual Report on Form 10-K for the fiscal year ended August 31, 2010 and the effectiveness of our internal control over financial reporting for the fiscal year ended August 31, 2010 have been audited by Deloitte & Touche LLP, an independent registered accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report given upon their authority as experts in accounting and auditing.

$4,000,000,000

$550,000,000 Floating Rate Notes due 2014

$750,000,000 1.000% Notes due 2015

$1,000,000,000 1.800% Notes due 2017

$1,200,000,000 3.100% Notes due 2022

$500,000,000 4.400% Notes due 2042

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Goldman, Sachs & Co.

BofA Merrill Lynch

J.P. Morgan

Morgan Stanley

Wells Fargo Securities

Co-Managers

Mitsubishi UFJ Securities

Mizuho Securities

KKR

US Bancorp

The Williams Capital Group, L.P.

September 10, 2012